
By Appointment to H.M. The King of Siam


03029800

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 255/2003

August 28, 2003

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


RECD S.E.C.
SEP - 4 2003
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

dlw 9/8

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Management Discussion and Analysis (MD&A)

For the second quarter ended June 30, 2003

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

Outlook for the Thai Economy

- **Thai Economy in the Second Quarter of 2003**

Despite the US-led war on Iraq, the outbreak of SARS and its fallout on tourism, as well as manufacturing contractions in major industrialized economies, particularly the US and the Euro zone, Thailand's economy has shown remarkable resilience. The country's GDP in the first half of 2003 is expected to register a growth rate of around 5.50 percent over the same period of last year, declining slightly from 6.01 percent in the second half of 2002. So far, the Thai economic expansion has been gaining support from both exports and domestic spending, amid low interest rates and moderate inflation. During the first half of 2003, the headline CPI inflation averaged at 1.80 percent, while the core inflation (excluding fresh food and energy prices) was at 0.20 percent.

Despite the relatively robust growth in the first half of 2003, the growth in the second half is expected to slow, due to a reduction in export growth, commodity prices, as well as comparison to the high base of the previous year. Thailand's GDP growth is forecasted to soften to 4.00 percent in the second half of 2003, resulting in an annual growth rate of around 4.70 percent, compared to 5.25 percent in 2002.

However, as the country is likely to maintain a surplus in the current account, especially when the tourism industry rebounds in the second half, domestic liquidity should remain ample. Together with a benign inflation outlook, the current account surplus suggests that aggregate savings will continue to exceed investments, and domestic interest rates are likely to remain low throughout the rest of the year.

While low interest rates should encourage new loan extension and excess liquidity will continue to intensify competition, commercial banks are expected to maintain a cautious approach, especially when economic growth looks set to soften in the second half.

Regulatory Changes[1]

- **Changes in Accounting Procedures for Purchasing and Transferring of Debts**

On December 3, 2002, the Bank of Thailand issued directive BOT.FPG.(31) C.2775/2545, regarding accounting procedures for the purchasing and transferring of

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[1] The details of the regulatory changes during the first quarter, including the modification of the definition of NPLs, changes in loan classification criteria, changes in credit card business regulations, as well as changes in credit information business regulations, can be obtained from the MD&A report for the quarter ended March 31, 2003.

debts, as well as supervision guidelines. This directive provides guidelines for the classification of items in financial statements regarding restructured debts purchased or transferred, in order to be in line with the Institute of Certified Accountants and Auditors of Thailand's standards and to promote clearer supervisions. On February 27, 2003, the Bank of Thailand issued another directive FPG.(31)C.29/2546, concerning the sending of the BoT's notification, dated February 5, 2003, regarding the definition of non-performing assets and regulations that asset management companies (AMCs) must follow. According to these two directives, if commercial banks' AMCs transfer their restructured loans from investments-in-receivables, recorded at cost value, to loan items, the amount must be recorded at fair value. In addition, the difference between cost value and fair value must be immediately recognized in profit and loss statements as of the transferal date. This practice comes into effect for financial statements of the accounting periods ended on December 31, 2003, or thereafter. For non-restructured loans, these amounts must be booked as investments-in-receivables and recorded at cost value.

Following these two directives, the Bank's recognized interest income, on a cash basis, will be lower than recognized interest income under the old criteria, which was based on an accrual method. This led to an increase in the Bank's share of profits from investments using equity method during the second quarter. However, when considering the entire period of restructuring contracts, AMCs' operating performance under the new criteria will not change from that under the old criteria, thereby having no ultimate impact on the Bank's operating results.

1.2 Direction of Business Operations

During the first half of 2003, KASIKORNBANK continued to improve business operations by using the Balance Scorecard concept as a tool to achieve its visions and targets with efficiency and flexibility. Operational performance is reported, analyzed, and adjusted where necessary to reflect the changing business environment. To enhance opportunities and potential growth, the Bank also continued to pursue and closely monitor the strategic programs implemented since 2000.

The Bank acknowledges that good corporate governance is a key element to sustainable growth in the performance of the Bank, and is central to achieving the Bank's primary objective of maximizing shareholder value, while conducting transparent and fair business practices. To further encourage good governance, during the second quarter, the Bank initiated guidelines for management audit, aiming to establish a coherent planning, implementation, control, as well as problem solving, through a revision of management and operational systems. This management audit is expected to help ensure the harmony between the various functions of the Bank in order to achieve maximum efficiency and effectiveness.

In addition, during the second quarter of 2003, the Bank received the following management awards:

1. On June 12, 2003, the Bank received the "Best Managed Company in Thailand Awards in 2002" from the Euro Money magazine. The award was conducted by an opinion survey on the Best Managed Companies in

Asia in 2002, by polling the opinions of analysts from 150 leading research institutes and banks in Asia. The criteria included operating results, growth rates, and management quality.

2. On April 29, 2003, the Thailand Management Association (TMA), in cooperation with the Sasin Graduate Institute of Business Administration of Chulalongkorn University, released the poll results of its "Thailand Corporate Excellence Awards 2002". Two excellence awards were given to the Bank, Corporate Excellence in Financial Management and Leadership Vision.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

❑ Operating Performance for the Second Quarter of 2003

For the second quarter, the Bank's consolidated net income was Baht 8,236 million, increasing by Baht 5,588 million, or 211.02 percent, over the first quarter. The increase was due to an increase in non-interest income of Baht 4,550 million, following gains on reclassification of investments totaling Baht 2,950 million. This was mainly attributable to the BoT's directives regarding accounting procedures for the purchasing and transferring of debts, mentioned in the Regulatory Changes section of the previous chapter. These directives instruct AMCs to immediately recognize the difference between cost and fair value of their transferred restructured loans in their profit and loss statements as of the transferal date. Also contributing to the increase in non-interest income was a rise in gains on investments amounting to Baht 1,455 million, boosted by a brighter capital market situation compared to the first quarter. The improved capital market not only helped to raise profits from sales of bonds and securities, but also led to lower allowances for impairment of investments in securities than previously recorded. Further helping to lift non-interest income was an increase in gains on exchange of Baht 52 million, mainly due to realized profits from closing foreign branches.

Compared to the same period of last year, the Bank's consolidated net income rose by Baht 6,317 million, or 329.18 percent. This was primarily achieved through an increase in non-interest income of Baht 4,418 million, which was due to gains on aforementioned reclassification of investments, gains on investments, and gains on exchange of Baht 2,950 million, 1,101 million, and 205 million, respectively. This year-on-year rise was also due to a drop in non-interest expenses of Baht 488 million, resulting from decreases in premise and equipment expenses, as well as tax and duty expenses of Baht 155 million and 149 million, respectively.

❑ Net Income from Interest and Dividend

For the second quarter of 2003, the Bank's consolidated net income from interest and dividends was Baht 4,767 million, rising by Baht 243 million, or 5.37 percent, over the first quarter. This was attributable to an increase in interest and dividend income from restructured debts, together with increased interest and dividend income from new loan extensions outweighing decreased interest and dividend income caused by interest rate cuts.

Compared to the same period of last year, net income from interest and dividends increased by Baht 498 million, or 11.67 percent. This was due to interest rate cuts, which, despite leading to a drop in interest and dividend income by Baht 391 million, helped to reduce interest expenses by a much greater amount of Baht 889 million.

❑ Normalized Provisions

The Bank has targeted normalized provisioning of 0.50 percent of total loans, for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002.

For the second quarter of 2003, the Bank set up normalized provisions of Baht 200 million, resulting in an accumulated amount of Baht 1,200 million as of the end of June 2003.

❑ Non-interest Income

For the second quarter of 2003, the Bank's consolidated non-interest income was Baht 7,174 million, increasing by Baht 4,550 million, or 173.40 percent, over the first quarter. The increase was mainly due to gains on reclassification of investments totaling Baht 2,950 million, following the aforementioned new BoT regulations. Also contributing to the increase in non-interest income were rises in gains on investments and gains on exchange amounting to Baht 1,455 million and 52 million, respectively. Higher gains on investments were boosted by a brighter capital market situation compared to the first quarter, which helped to raise profits from sales of bonds and securities. The improved capital market also increased the value of investments in some securities, resulting in lower allowances for impairment of investments in securities than previously recorded. As for gains on exchange, the increase was mainly due to realized profits from closing foreign branches.

Compared to the same period of last year, the Bank's consolidated non-interest income increased by Baht 4,418 million, or 160.30 percent. This rise was attributable to increases in gains on reclassification of investments and gains on investments of Baht 2,950 million and 1,101 million, respectively. At the same time, gains on exchange rose by Baht 205 million, partly due to realized profits from closing foreign branches.

❑ Non-interest Expenses

The Bank's consolidated non-interest expenses in the second quarter of 2003 were Baht 4,134 million, dropping by a total of Baht 45 million, or 1.08 percent, from the first quarter. The decrease was due to a decline in fee and service expenses of Baht 160 million, particularly those incurred from credit card products, which resulted from a drop in tourists' credit card spending during the outbreak of SARS.

As for year-on-year comparison, the Bank's consolidated non-interest expenses in the second quarter of 2003 decreased by Baht 488 million, or 10.56 percent, from the same period of last year. This was due to a decline in premise and equipment expenses of Baht 155 million, resulting from the establishment of the IT Outsourcing program. Tax and duty expenses also dropped by Baht 149 million.

❑ Operating Performance for the First Half of 2003

For the first half of 2003, the Bank's consolidated net income totaled Baht 10,884 million, increasing by Baht 8,042 million, or 282.97 percent, over the second half of 2002, due to an increase in non-interest income totaling Baht 6,812 million. The higher non-interest income was due to increases in gains on investments, gains on reclassification of investments, and gains on exchange totaling Baht 3,142 million, 2,950 million, and 656 million, respectively. Gains on reclassification of investments were achieved through the use of new accounting procedures for the purchasing and transferring of restructured debts, according to aforementioned new BoT regulations.

Compared to the first half of 2002, the Bank's consolidated net income was up by Baht 7,042 million or 183.29 percent. This was due to a rise in non-interest income of Baht 4,789 million, following gains on reclassification of investments, gains on investments, and gains on exchange of Baht 2,950 million, 1,165 million, and 518 million, respectively. This year-on-year increase was also due to a drop in non-interest expenses of Baht 987 million, partly due to declines in other expenses, tax and duty expenses, including premise and equipment expenses totaling Baht 633 million, 272 million, and 145 million, respectively.

Operating Performance

(Million Baht)

	H1-2003	H2-2002	H1-2002	Q2-2003	Q1-2003	Q2-2002
Income from interest and dividends	16,600	18,026	17,882	8,275	8,324	8,666
Interest expenses	7,309	8,274	9,012	3,508	3,800	4,397
Net income from interest and dividends	9,291	9,752	8,870	4,767	4,524	4,269
Bad debts and doubtful accounts (reversal)	(6,962)	(2,386)	(918)	(3,525)	(3,437)	308
Losses on debt restructuring	6,442	2,964	1,262	2,889	3,553	(212)
Normalized provisions	400	400	400	200	200	400
Non-interest income	9,798	2,986	5,009	7,174	2,624	2,756
Non-interest expenses	8,314	8,961	9,301	4,134	4,179	4,622
Income tax expense	0	(53)	(21)	1	(1)	(21)
Minority interests in net income	(11)	(10)	(13)	(6)	(6)	(9)
Net Income	**10,884**	**2,842**	**3,842**	**8,236**	**2,648**	**1,919**

2.2 Financial Position Analysis

❑ Assets

As of June 30, 2003, the Bank's total consolidated assets were Baht 797,472 million, increasing by Baht 21,304 million, or 2.74 percent, from the first quarter. Compared to the same period of last year, this amount was up by Baht 9,716 million, or 1.23 percent. The items having significant changes are as follows:

- Loans, as of June 30, 2003, were at Baht 514,838 million, rising by Baht 9,280 million, or 1.84 percent, from the first quarter, mainly due to gains on reclassification of investments in receivables, particularly restructured loans, following the aforementioned new BoT regulations.
- Net investments in securities, as of June 30, 2003, stood at Baht 152,507 million, increasing by Baht 606 million, or 0.40 percent, from the previous quarter, as the Bank increased investments in government bonds.
- Securities purchased under resale agreements, as of the end of June 2003, were Baht 50,000 million, increasing by Baht 31,694 million, or 173.13 percent, over the first quarter. This increase was due to higher returns compared to alternative investments.
- Interbank and money market items, as of June 30, 2003 totaled Baht 97,151 million, decreasing by Baht 23,549 million, or 19.51 percent, from the first quarter. This decrease was due to the use of the Bank's deposits abroad to purchase securities under resale agreements, following higher returns.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of June 30, 2003, were Baht 750,732 million, increasing by Baht 12,419 million, or 1.68 percent, from the first quarter, but decreasing by Baht 5,748 million, or 0.76 percent, from the same period of last year. The liabilities that changed significantly were deposits, which rose by Baht 12,481 million, or 1.88 percent, over the first quarter. The increased deposits were mainly in savings accounts.

As of March 31, 2003, total shareholders' equity was Baht 46,740 million, increasing by Baht 8,885 million, or 23.47 percent, over the first quarter. This was due to a decrease in retained losses of Baht 8,266 million, following an increase in the Bank's consolidated net income of Baht 8,236 million in the second quarter. Compared to the same period of last year, total shareholders' equity increased by Baht 15,464 million, or 49.44 percent, also due to a decline in retained losses.

Financial Position

(Million Baht)

	Jun 30, 2003	Mar 31, 2003	Jun 30, 2002
Assets	797,472	776,168	787,756
Liabilities and Shareholders' Equity			
- Total liabilities	750,732	738,313	756,480

- Total shareholders' equity	46,740	37,855	31,276
Total Liabilities and Shareholders' Equity	797,472	776,168	787,756

❑ Relationship Between Sources and Uses of Funds

As of June 30, 2003, the funding structure as shown in the Consolidated Financial Statement comprised Baht 750,732 million in liabilities and Baht 46,740 million in shareholders' equity, resulting in a liability-to-shareholders' equity ratio of 16.06. The major source of funds on the liability side was deposits totaling Baht 677,654 million, accounting for 84.98 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 0.73 percent and 6.06 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds was loans. As of June 30, 2003, loans amounted to Baht 514,838 million, resulting in a loan-to-deposit ratio of 75.97 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements, and investment in securities.

The major sources and uses of funds as of the end of June 2003 are categorized by contractual maturity periods in the following table:

The Bank and its subsidiaries' major sources and uses of funds

(Million Baht)

Period	Deposits	%	Loans	%
< 1 year	664,955	98.13	338,502	65.75
> 1 year	12,699	1.87	176,336	34.25
Total	677,654	100.00	514,838	100.00

The Bank and its subsidiaries' deposits with remaining maturities of less than 1 year as of the end of June 2003 totaled Baht 664,955 million, rising by Baht 26,301 million, or 4.12 percent, from Baht 638,654 million at the end of 2002. Deposits with remaining maturities of over 1 year as of the end of June 2003 were Baht 12,699 million, dropping by Baht 40 million, or 0.31 percent, from Baht 12,739 million at the end of 2002.

As of the end of June 2003, the Bank and its subsidiaries had loans with remaining maturities of less than 1 year totaling Baht 338,502 million, rising by Baht 1,199 million, or 0.36 percent, from Baht 337,303 million at the end of 2002. Loans with remaining maturies of over 1 year amounted to Baht 176,336 million, increasing by Baht 7,436 million, or 4.40 percent, from Baht 168,900 million at the end of 2002.

From the above table, it can be seen that as of June 30, 2003, the amount of deposits with remaining maturities of less than 1 year was higher than loans with remaining maturities of less than 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, It is likely that the deposits will remain

with the Bank longer than their stated contractual maturity, as most deposits are normally renewed when their maturity comes due. This helps to support the Bank's lending.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of impairment of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of June 2003, March 2003, and June 2002, are as follows:

(Million Baht)

Type of Investments	Jun 30, 2003	%	Mar 31, 2003	%	Jun 30, 2002	%
Debt Instruments	**141,254**	**92.62%**	**135,800**	**89.40%**	**113,780**	**84.68%**
Government and State Enterprise Securities						
• Trading Investments	4,475	2.94%	6,407	4.22%	5,374	4.00%
• Available-for-sale Investments	69,363	45.48%	56,723	37.34%	51,233	38.13%
• Held-to-maturity Investments	23,262	15.25%	34,473	22.69%	30,828	22.94%
Private Enterprise Debt Instruments						
• Trading Investments	276	0.18%	80	0.05%	21	0.02%
• Available-for-sale Investments	2,978	1.95%	5,338	3.51%	4,151	3.09%
• Held-to-maturity Investments	1,580	1.04%	425	0.28%	352	0.26%
Foreign Debt Instruments						
• Available-for-sale Investments	20,411	13.38%	17,475	11.50%	11,155	8.30%
• Held-to-maturity Investments	18,909	12.40%	14,879	9.80%	10,666	7.94%
Equity Securities	**11,112**	**7.29%**	**15,950**	**10.50%**	**20,294**	**15.10%**
Available-for-sale Investments	1,741	1.14%	1,698	1.12%	2,449	1.82%
General Investments	8,083	5.30%	13,013	8.57%	16,380	12.19%
Investments in Subsidiary and Associated Companies	1,288	0.85%	1,239	0.82%	1,465	1.09%
Other	**141**	**0.09%**	**151**	**0.10%**	**289**	**0.22%**
Total Investments – Net	**152,507**	**100.00%**	**151,901**	**100.00%**	**134,363**	**100.00%**

❑ Capital Investments

For the second quarter, most capital investments were for investments in information technology (IT), which were undertaken as part of the Bank's strategic plan to improve its database and migrate to a new IT platform.

❑ Liquidity

Cash and Cash equivalents, according to the Bank's consolidated financial statement at the end of June 2003 totaled Baht 9,051 million, declining by Baht 713 million from the end of 2002, due to the following activities:

- Net Cash used in operating activities totaled Baht 6,818 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (in the asset side) and securities purchased under resale agreements increased by Baht

2,256 million and 31,600 million, respectively. At the same time, loans and deposits showed a rise by Baht 6,310 million and 26,261 million, respectively.

- Net Cash from investment activities was Baht 6,513 million, comprising cash received from disposal of available-for-sale investments of Baht 18,887 million, redemption of debt instruments held to maturity of Baht 35,993 million, cash payment for available-for-sale investments of Baht 29,381 million, as well as cash payment for debt instruments held to maturity of Baht 19,381 million.
- Net Cash used in financial activities totaled Baht 47 million.

2.3 Capital Requirements

❑ Capital Funds

As of June 30, 2003, the Bank and its subsidiaries had a capital base of Baht 72,170 million, comprising Tier-1 capital totaling Baht 45,902 million and Tier-2 capital totaling Baht 26,268 million. The capital adequacy ratio of the Bank and its asset management companies equaled 13.87 percent, well above the Bank of Thailand's minimum requirement of 8.50 percent. Details are as follows:

Capital Adequacy Ratios*

	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02
Tier-1 Capital	8.82%**	8.27%	8.44%	8.48%	7.58%
Tier-2 Capital	5.05%	5.01%	5.90%	5.84%	5.63%
Total Capital Requirements	13.87%**	13.28%	14.34%	14.32%	13.21%

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Board of Directors, per Bank's regulations. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, in the case of a net loss, the loss must be deducted from capital immediately.

** Should second quarter net profits, as of end of June 30, 2003, and first quarter net profits, as of end of March 31, 2003 be included, the capital adequacy ratio of Tier-1 capital and the capital adequacy ratio of total capital requirements would be equal to 10.92 percent and 15.97 percent, respectively.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and borrowing, in compliance with BoT regulations. As of June 30, 2003, the Bank had cash and deposits at the Bank of Thailand, including eligible securities, totaling Baht 159,553 million.

3. Operations of Business Groups

3.1 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million. To enhance product presentation and financial services, the Corporate Business Group divides its customers into 3 segments: large corporate, medium corporate, and small corporate segments. The main products of the group include loans, trade finance, cash management services, foreign exchange, corporate finance, and securities services.

❑ **Changes in Operating Environment**

During the first half of 2003, domestic businesses were affected by the uncertainties overseas, including the US-led war on Iraq and the outbreak of the SARS, which largely hurt the hotel and tourism sectors. At the same time, continued excess production capacity in some industries limited corporate loan demand. These aforementioned factors led banks to cut their interest rates, including reductions in their MLR rates in March and June, to boost loan demand. However, the downward trend in market interest rates induced investment shifts to the bond market, which eventually resulted in lower bond yields, and this has led large corporate businesses to progressively seek funding from the capital market through instruments such as bonds and Bills of Exchange. Bond issuance by corporations, as a result, has undermined banks' efforts to extend more loans. To compensate for a possible decrease in interest income, commercial banks have turned their attention to fee-based products, which include trade finance, cash management services, foreign exchange, corporate finance, and securities services. KASIKORNBANK has remained cautious, while focusing on increasing its market share of qualified customers through new product development, pricing, and various marketing strategies.

❑ **Business Operations in the First Half**

- **Customer Segment**

  - **Large Corporate Segment**

During the first half of 2003, despite the fierce competition among banks, the Bank managed to achieve loan expansion near the target, both in domestic credit and trade finance loans. Fee-based income also increased, especially from foreign exchange services, as the Bank gained new customer groups, including automobile manufacturers, leasing businesses, and conglomerates. To capture these new customer groups, the Bank employed various strategies, including the introduction of a new range of products designed to fit each business group's needs and offering a full range of services with higher efficiency. In addition, the Bank has also focused on establishing sound and lasting relationships with customers through the Bank's widely accepted image and well-trained staff.

- **Medium Corporate Segment**

As the Bank has continued to follow a strategy of countering uncertainties and intense competition, its operating results have remained on-target, particularly in trade finance, which has shown high growth, in line with the country's current export and import growth. Fee-based income also increased, as the Bank has gained new customers, while also successfully expanding its corporate finance services to its medium corporate customers.

- **Small Corporate Segment**

Despite strong interest rate competition, the Bank has been able to maintain the interest rate spread in loans extended to the small corporate group, which focuses on domestic credit products. While credit continued to grow, fee-based income rose above target, especially in letters of indemnity-borrowing, foreign exchange, and cash management services. The Bank's strategy has been to retain existing customers, especially those having constant growth and sound credit records, as well as seeking new customers, especially SME customers, through the introduction of a new range of products, as well as complete services with superior efficiency.

- **Product Group**

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

During the first half of 2003, not only has the Bank developed new products to fit diverse business needs, it has also sped up credit approvals by utilizing new technology and electronic channels. At the same time, the Bank continued to implement the Risk-adjusted Return on Capital (RAROC) system to achieve competitive and fair prices. These strategies have led the Bank to higher-than-target domestic credit expansion and fee-based income.

- **Trade Finance**

Amid intense competition from the introduction of new products and pricing schemes, the Bank managed to sustain its trade finance loan growth. This helped to keep the Bank's fee-based income near its established levels.

- **BIBF (Bangkok International Banking Facilities)**

As for BIBF services, the Bank focuses on the customers, whose business incomes are in foreign currencies and who meet BoT criteria. However, as domestic interest rates remain low and hover near overseas rates, coupled with customers' desires to reduce their foreign exchange exposure, BIBF loan demand has become limited.

- **Corporate Finance**

KASIKORNBANK is one of the leading broker-dealers and underwriters of all types of debt instruments, including short-term debt instruments, long-term secured and unsecured debentures, as well as bills of exchange from companies with sound credit histories, low risk, and widely acceptable stature among investors. The Bank is also a broker-dealer and underwriter for state and state-enterprise bonds, and in fact, is one of the top three brokers with the largest market share of both private and public bonds listed at the Thai Bond Dealing Center (TBDC). In the first half of 2003, the Bank was able to retain fee-based income derived from corporate finance services, broker-dealer services, and bond-trading services in the secondary market, all close to the target

The Bank's Corporate Finance Services also include syndicated loans. These loans were provided to various customers, ranging from existing customers showing constant growth to new customers with high potential, as well as those who have recovered from the recession. The services offered to ensure proper financing to each customer include some tailor-made products, fixed interest rate loans, and financial advisory services.

- **Foreign Exchange Service**

Despite heightened competition that has lowered profit per transaction, the Bank has managed to expand its foreign exchange activities. This was achieved through an increased volume of transactions and the capturing of larger market shares in related markets.

As for the increase in transactions, to retain existing customers as well as gain new customers, the Bank has established strategies to facilitate and expedite its foreign exchange services, while creating specific and price-competitive products for diverse customers. The Bank has also organized seminars focusing on foreign exchange products for both group and individual customers. These seminars not only raised awareness and understanding about products, but also strengthened bank-customer relation.

Increased market shares in related markets was achieved through cross-selling product, as some customers preferred packaged products to a single product. The cross-selling products helping to lift demand for foreign exchange services included trade finance products and several types of loans.

- **Cash Management**

Like other products, cash management services have been under pressure from intense competition, from both foreign and Thai banks. However, the Bank was able to sustain its existing customer base, while planning to encourage more transactions.

To enhance the quality of service, the Bank has improved some product features, particularly online banking, which provides real-time financial data. The Bank also offers after-sales service to help customers with basic operational questions.

The Bank aims to continuously increase its market share, through the introduction of desirable services to new customers and building good relationships with them. The Bank has set its fee-based income target growth at 20 percent.

- **Securities Services**

During the first half of 2003, securities business continued to perform well, due to a series of interest rate cuts since the beginning of the year. These rate cuts led depositors to shift more investments into mutual funds, thereby boosting securities investment services in the mutual fund area, such as in custodial and registrar services.

Amid intense pricing competition, the Bank's focus has been to improve service quality to strengthen customer confidence, rather than to employ competitive pricing schemes. In order to sustain profits in the long term, the Bank emphasizes maintaining good relationships with existing customers and gaining new customers. At the same time, a customer satisfaction survey has been undertaken to help find ways to enhance the efficiency of services. Also, the Bank has continuously improved its operational processes through electronic channels, which help to expedite service speed and reduce operating costs, as well as improve the Bank's competitiveness, especially in mutual fund custodial services. As for loan facilitation

services such as security agent services in syndicated loans and loan coordinator services, staffs are being trained to effectively handle large corporate customers.

- **Business Banking Center (BBC)**

The Corporate Business Group has established Business Banking Centers to improve sales and service activities. In sales activities, current strategies include introductions of a wide range of products and loan facilities, and the promotion of better bank-customer relationships. On service front, the Centers not only provide a full range of financial services, but also are able to simultaneously handle multiple complex transactions, as well as standard banking transactions, commercial loans, and cash management services, with trade finance to be added in the near future. During the first half of 2003, the Bank started 16 Centers in Bangkok and the Metropolitan Region, and is planning to open a total of 26 Centers by the end of 2003.

❑ Financial Position

As of the end of June 2003, the Corporate Business Group's total loans stood at Baht 132,691 million, increasing by Baht 3,191 million or 2.46 percent from the end of 2002. Categorized by customer segment, the increase in the Group's total loans during the first half of 2003 was mainly due to a 5.03 percent increase in the medium corporate segment's credits from the end of 2002, following higher trade finance credit for export-import related business. While the small corporate segments' loans grew by 3.56 percent from the end of 2002, the large corporate loans, however, declined by 3.25 percent from the end of 2002, as some large corporate businesses switched to finance from the equity market.

Corporate Business Group credits classified by customer segment

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Jun 30, 2003	Dec 31, 2002	Million Baht	Percentage change
Corporate Business Group's Loans	100%	132,691	129,500	3,191	2.46%
Customer segment					
Large Corporate Segment	23%	30,483	31,508	(1,025)	(3.25%)
Medium Corporate Segment	39%	51,952	49,462	2,490	5.03%
Small Corporate Segment	38%	50,256	48,530	1,726	3.56%

Categorized by product group, as of the end of June 2003, the products having the highest growth were trade finance loans, which increased by Baht 2,090 million, or 7.74 percent from the end of 2002, due to higher volumes of export and import transactions. Meanwhile, domestic credit loans rose by Baht 1,630 million, or 1.68 percent, from the end of 2002, though BIBF showed a decrease of Baht 567 million or 12.32 percent. This was due to customers cutting down their foreign exchange exposures and domestic interest rates staying near foreign interest rates.

Corporate Business Group credits classified by product group

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Jun 30, 2003	Dec 31, 2002	Million Baht	Percentage change
Corporate Business Group	100%	132,691	129,500	3,191	2.46%
Product group					
Domestic credit products	75%	98,890	97,260	1,630	1.68%
Trade finance	22%	29,237	27,147	2,090	7.70%
BIBF	3%	4,035	4,602	(567)	(12.32%)
Other loans	0%	529	491	38	7.74%

3.2 Retail Business Group

The Retail Business Group is responsible for developing and supervising customer relationships with retail businesses and individual customers. Based on monthly sales or income, customers are divided into 4 groups: owner-operators, platinum customers, middle-income customers, and transactors. To meet demands of each customer group, Retail Business offers a wide variety of products, including retail business lending, consumer loans, credit cards, as well as deposit and fee-based products. The sales and service channels used are branch service, direct sales teams, customer service centers, and electronic channels.

❑ **Changes in Operating Environment**

Changes in business environment of each type of products are as follows:

- **Retail Business Lending**

Due to the government's SME lending policy, commercial banks have used various proactive strategies to gain more retail customers, including pricing strategies. This is evidenced from a series of interest rate cuts during the first half of 2003. It is expected that price competition among banks may continue during the second half of the year.

- **Housing Loans**

The factors contributing to an expansion of housing loans during the first half of 2003 are as follows:

(1) The growing economy that helped to raise household incomes.
(2) High housing demand in Bangkok and the Metropolitan Region, which is expected to reach 60,000-80,000 units in 2003.
(3) Interest rates that are likely to remain low, due to continuing excess liquidity in the banking system and fierce competition.

(4) The government's property stimulus measures, including an extension of the title transfer fee-reduction and tax-exemption from 2002 to the end of 2003.

- **Credit Card Products**

During the first half of 2003, credit card products had slower growth, both in credit card spending and in the number of cards. This was partly due to the BoT's directives concerning credit card business regulations, issued on November 12, 2002, January 7, 2003, and February 25, 2003, which have reduced the competitive price advantages of certain credit card providers, especially Thai banks. This led credit card businesses, both banks and non-banks, to establish new marketing strategies, including pricing competition and marketing campaigns in cooperation with stores, in order increase share of card-accepting stores. Also contributing to the slow growth in credit card products were the outbreak of the SARS and the war in Iraq, which dampened tourism and credit card spending, especially during March to May 2003. However, tourism business started to pick up toward the end of the second quarter, after the war ended and the outbreak of SARS has been brought under control. Tourism recovery is likely to continue during the second half of the year.

- **Internet Banking**

Internet banking has been increasingly popular among customers, as it suits modern lifestyles, while transaction fees are lower and services have been improved, both in the aspects of the functionality and security. Due to a rapid growth in mobile phone users, upscale commercial banks have cooperated with mobile phone operators in developing the e-Mobile system, especially the mobile payment system, to facilitate and increase the usage of banks' internet banking services.

- **Deposit and Fee-based Products**

As of June 30, 2003, total deposits in the banking system had increased from the end of 2002. Increases in passbook saving deposits and 1 to 3 year fixed deposits were largely due to the switch from 3 and 6 month fixed deposits, following a series of interest rate cuts since March.

❑ **Business Operations in the First Half**

During the second quarter, the Bank continued to employ several proactive strategies, particularly, Business & Profession Customer Units, initiated in the first quarter. Fourteen Platinum Signature Units and an additional In-Store branch were established, as well as branches with a coffee corner, "Coffee Banking". Moreover, in cooperation with Muang Thai Life Assurance Co., Ltd., the Bank has started its Bancassurance business, which offers life assurance counseling services. The insurance coverage offered in the first phase will be Ruangkhao Pithaksin and Kumkrongpai insurance plans.

Business operations for each product of the Retail Business Group are summarized in the following:

- **Retail Business Lending**

During the first half of 2003, to maximize customer value, the Bank has improved commercial credit processes, in matters including the policy renewals, appraisal and

collateral policies, revision and approval processes, as well as improvements in the credit application. To retain existing customers and enhance competitiveness and potential, the Bank has offered the B&P Fixed Rate Loans, while organizing many seminars in Bangkok and the central and northern regions. Besides this, the Bank has signed a guaranty contract for SME loans amounting to Baht 1 billion with the Small Industrial Finance Cooperation (SIFC), in order to aid SME businesses. In addition, every two months, the Bank issues the KBANK B&P Newsletter, which informs customers about general economic matters and the Bank's new products and services, plus other related information.

- **Housing Loans**

To promote growth in housing loans, the Bank offers 8 flexible interest rate plans, four with fixed rates and four floating. At the same time, the Bank continues to organize marketing campaigns at different locations, such as fairs and sales points.

- **Credit Card Products**

To expand its customer base, the Bank has employed various techniques including a dynamic sales force, special promotional privileges, and new product offerings in cooperation with business allies such as Villa supermarket, Amway, and state-enterprise unions. The Bank also continues to emphasize sustained card spending, through marketing campaigns in cooperation with leading department stores, offering discounts and privileges to leading restaurants and bookstores, including purchase installment programs with some participating merchants.

The aforementioned promotions have helped the Bank to maintain good relationships with stores. At the same time, marketing campaigns in cooperation with stores have helped to expand the channels for product and service introductions.

- **Internet Banking**

To increase Internet Banking customers, the Bank has improved services for each customer group. These services include KBANK e-Internet for transactors, KBANK e-BizLink for SME customers (expected to commence in the third quarter), KBANK e-Phone with English Call Center for foreign customers, as well as KBANK Platinum Phone Service for affluent customers. The e-Commerce activity is being enhanced by increasing the number of stores using Payment Gateway services. The Bank has also changed the name of TFB e-Phone to KBANK e-Phone, in line with the Bank's new English name.

- **Deposit and Fee-based Products**

As far as the term structure of liabilities is concerned, the Bank has succeeded in converting short-term fixed deposits made to the Bank before January 20, 2003 to 36 month fixed deposits, and the proportion of the long-term deposits to the total deposits has increased as planned. To promote the Bank's image and to improve the customer information system, the Bank has modified application forms for checking, savings, and fixed-deposit accounts, as well as customer information forms and passbooks. The Bank further attached special privileges to bank note trading and traveler's check purchases, effective from April to December 2003.

❑ Financial Position

- **Loans**

As of June 30, 2003, the Retail Business Group's total outstanding loans were Baht 190,530 million, increasing by Baht 11,871 million, or 6.64 percent, from the end of 2002. The increase was attributable to rises in housing loans, credit card products, and retail business lending, being mostly term loans and promissory notes.

Retail Business Group credits classified by products

(Million Baht)

	Percent of total RBG's loans	Loans		Changes	
		Jun 30, 2003	Dec 31, 2002	Million Baht	Percentage change
Total	100%	190,530	178,659	11,871	6.64%
Retail business lending	79%	150,989	146,376	4,613	3.15%
Housing loans	17%	31,550	25,895	5,655	21.84%
Credit card products	3%	6,776	5,524	1,252	22.66%
Other loans	1%	1,215	864	351	40.63%

- **Deposit Products**

As of June 30, 2003, the Bank's total deposits amounted to Baht 679,478 million, rising by Baht 24,914 million or 3.81 percent from the end of 2002, following an increase in passbook savings deposits, especially from individual and current account depositors. The Bank's total deposits were recorded as the third largest deposits in the Thai banking system.

Proportion of deposits (including financial institutions' deposits) classified by product group as of June 30, 2003


Savings Accounts
312,691 MB
46.0%
Fixed Deposits
334,842 MB
49.3%
Current Accounts
31,945 MB (4.7%)
3 Months
257,848 MB (77.0%)
6 Months
5,453 MB (1.6%)
1 Year
48,753 MB (14.6%)
> 2 Years
22,788 MB (6.8%)

3.3 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equities, and derivatives. Their goal is to manage investments to achieve maximum benefit within appropriate risk level and in

line with the Bank's policies and governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies, as well as consistency with BoT requirements. The Group also increases investments for trading purposes, which are generally short-term investments, to enhance the Bank's profitability, while providing services to customers such as foreign exchange transactions and domestic capital market transactions, primarily involving fixed-income instruments.

- **Changes in Operating Environment**

During the second quarter of 2003, the Bank's liquidity increased slightly over the end of 2002. At the same time, market rate of returns continued to move lower, especially during the second quarter, following the downward trend in domestic and overseas interest rates. This has led to a downward direction of the Bank's interest income.

- **Business Operations in the First Half**

As Treasury business transactions were limited by the downward direction of interest rates, investment strategies during the first half of 2003 continued to focus on investments that yielded maximum benefit within acceptable risk levels. To create new alternatives for investment and risk management, the Treasury group is now in the process of developing derivative instruments in cooperation with the Corporate Business Group. The Bank has also established private repurchase transactions in cooperation with other financial institutions and bilateral repurchase transactions with the BoT. The private and bilateral repurchase markets are expected to replace the current repurchase market where the BoT acts as the matchmaker for lenders and borrowers.

As for capital market investments, the Bank continues to follow the existing strategy of not expanding investments in equities, while reducing portfolios when the opportunity arises. For fixed income securities, the strategy is to adjust the investment scale in line with the current market situation.

- **Operating Performance and Financial Position**

As of June 30, 2003, total investments of the Treasury Group were Baht 272,381 million, decreasing by Baht 9,980 million, or 3.53 percent, from the end of 2002. Compared to the first quarter, the Group's total investments increased by Baht 1,896 million, or 0.70percent.

During the first half of 2003, the Treasury Group's income totaled Baht 6,156 million, rising by Baht 842 million, or 15.84 percent, over the same period in the previous year. This was due to an increase in non-interest income of Baht 1,655 million, mainly from increases in gains from foreign exchange and debt instruments. However, dividend income declined by Baht 813 million, as a result of continuously declining market returns.

As for the second quarter of 2003, the Group had total income of Baht 3,616 million, up by Baht 1,076 million, or 42.36 percent, from the first quarter. This was partly due to an increase of Baht 25 million in interest and dividend income. Also contributing to this quarter-on-quarter increase was a rise in non-interest income of Baht 1,051 million, as the Bank received higher gains from debt instruments, as well as gains on exchange from the closing of some foreign branches.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	1H-2003	Q2-2003	Q1-2003	Change during Q1-Q2, 2003	
					Million Baht	Percentage change
Money Market	31%	1,928	1,003	926	77	8.36%
Interest income	19%	1,188	609	580	29	5.04%
Non-interest income	12%	740	394	346	48	13.92%
Capital Market	69%	4,228	2,613	1,614	999	61.85%
Interest income	39%	2,411	1,203	1,207	(4)	(0.30%)
Non-interest income	30%	1,817	1,410	407	1,003	246.12%
Total	100%	6,156	3,616	2,540	1,076	42.36%

4. Risk Management and Risk Factors[2]

4.1 Overall Risk Management

In order to maximize sustainable returns to shareholders, the Bank has developed a risk management framework under the supervision of the Board of Directors, the Audit Committee, the Risk Management Committee, the Asset-Liabilities Management Subcommittees, and the Credit Policy Committee. Day-to-day responsibility for measuring and monitoring all related risk incurred by the Bank has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools to convert all related risk into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital in the way that properly reflects returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

- **Outstanding Loans**

As of June 30, 2003, the Bank's consolidated outstanding loans stood at Baht 514,838 million, increasing by 1.71 percent over the amount of Baht 506,203 million at the end of 2002. Compared to the first quarter, consolidated outstanding loans increased by 1.84 percent. The increase was due to gains on reclassification of investments in receivables, particularly restructured loans, in accordance with the Bank of Thailand's directives FPG.(31)C.29/2546, dated February 27, 2003, and BOT.FPG.(31)C.2775/2545, dated December 3, 2002.

At the end the second quarter of 2003, 50.26 percent of the Bank's outstanding loans to customers were loans over Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies, accounted for Baht 32,249 million or 6.53 percent of the Bank's total loans portfolio. In the breakdown of loans by customer type, business entities accounted for Baht 280,271 million or 56.71 percent of outstanding loans, while personal loans accounted for the remaining 43.29 percent. In terms of maturity, credit aging less than 1 year accounted for 68.80 percent of the Bank's total loans.

---

[2] The details of the overall Risk Management framework, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from notes to financial statements for the period ended June 30, 2003 and the MD&A report for the year ended December 31, 2002.

Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit amount
As of June 30, 2003
49.74
50.26
As of March 31, 2003
50.23
49.77
As of December 31, 2002
50.25
49.75
Business entities
Individual
Type of customer
As of June 30, 2003
56.71
43.29
As of March 31, 2003
57.73
42.27
As of December 31, 2002
58.06
41.94
Less than 1 Year
Over 1 Year
Credit maturity
As of June 30, 2003
68.80
31.20
As of March 31, 2003
68.51
31.49
As of December 31, 2002
68.89
31.11
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio as of the end of June 2003 and end of 2002 were as follows:

Consolidated Lending Portfolio


As of June 30, 2003
Other Agricultural & Mining
5.50 %
3.41 %
Housing Loan
10.40 %
Utilities & Services
12.15 %
Real Estate &
Construction
8.21 %
Manufacturing & Commerce
60.33 %
As of December 31, 2002
Other Agricultural & Mining
7.41 %
3.33 %
Housing Loan
8.34 %
Utilities & Services
12.49 %
Real Estate &
Construction
8.46 %
Manufacturing & Commerce
59.97 %

The Bank formally monitors its loan portfolios on a monthly basis, focusing on the overall performance and each business group performance, in terms of growth and quality. Normally, the Bank revises lending targets around the end of June to reflect changes in economic circumstances, the Bank's credit strategy and BoT regulations.

- **Non-performing Loans**

As of June 30, 2003, the Bank's NPLs (using the BoT's new definition as in BoT's Notification dated January 16, 2003) stood at Baht 85,387 million, equal to

17.23 percent of the total outstanding credit (including financial institutions). The amount decreased from Baht 91,172 million in the first quarter of 2003 and Baht 108,472 million in the same period in the previous year, accounting for 18.38 and 21.75 percent of the total outstanding credit (including financial institutions), respectively. The Bank's NPLs in the past five quarters (with historical NPLs restated in accordance with the BoT's new definition for comparison purposes) are shown in the table below.

(Million Baht)

Quarter ended	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	Jun 30, 2002
NPLs at ending of the quarter	85,387	91,172	92,482	99,341	108,472
Percentage of total outstanding credit (including financial institutions)	17.23%	18.38%	18.46%	20.08%	21.75%

Despite a drop in the Bank's NPLs from the previous quarter, it is worth noting that the Thai banking system continues to face challenges in solving NPL problems. Total NPLs of the banking system as of the end of June 2003 were Baht 717,310 million, accounting for 16.79 percent of total outstanding credit (including financial institution), decreasing from Baht 718,421 million at the end of March 2003, or 16.74 percent of total outstanding credit (including financial institutions). In spite of the decline from the previous quarter, NPLs as of end of the second quarter showed an increase when compared to the level as of end of 2002, which stood at Baht 698,825 million, accounting for 16.47 percent of total outstanding credit (including financial institution).

In the second quarter, the Bank entered into debt restructuring agreements totaling Baht 20,502 million of pre-written-off outstanding credit, increasing over the level in the previous quarter and the level in the same period last year. The details of debt restructuring, losses from debt restructuring, and assets owned through debt restructuring compared to the last four quarters are shown in the following table.

(Million Baht)

Quarter ended	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	Jun 30, 2002
Debt restructuring	20,502	17,603	13,117	10,597	12,677
Losses from debt restructuring	2,540	3,623	1,959	717	710

- **Allowance for Doubtful Accounts**

As of June 30, 2003, the Bank's allowances for doubtful accounts stood at Baht 53,083 million, decreasing by Baht 2,472 million from the previous quarter. The amount accounted for 10.71 percent of total outstanding credit, which was equivalent to 144.15 percent of the level required by the BoT. The percentage of allowances for doubtful accounts to outstanding NPLs was 62.17 percent. Current allowances are believed to be adequate to absorb potential losses from debt restructuring, relapses of performing restructured loans, the depreciation in collateral value, as well as losses in debt restructuring on borrowers whose accounts the Bank has transferred to the Thai

Asset Management Corporation. The Bank's allowances for doubtful accounts in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	Jun 30, 2002
Allowance for doubtful accounts	**53,083**	55,554	59,013	61,057	61,462
Allowance as percentage of total outstanding credit	**10.71%**	11.20%	11.78%	12.34%	12.32%
Allowance as percentage of NPLs	**62.17%**	60.93%	63.81%	61.46%	56.66%

Note: For comparison purposes, the allowances for doubtful accounts of the quarter ended June 30, 2002 and September 30, 2002 were restated in accordance with the BoT's new definition for NPLs, by adding back the amount of written-off doubtful loans and allowance for doubtful loans.

- **Foreclosed Properties**

As of June 30, 2003, the Bank's total book value of foreclosed properties was Baht 14,569 million, accounting for 1.83 percent of the Bank's total assets. This amount dropped from the first quarter and from the same period in the previous year, as the value of foreclosed properties sold was higher than the value of foreclosed properties acquired. The Bank's foreclosed properties over the past five quarters and the composition of its portfolio are shown below.

(Million Baht)

Quarter ended	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	Jun 30, 2002
Foreclosed properties at end of the quarter	14,569	14,599	15,103	14,866	15,151
Percent of the Bank's total assets	1.83%	1.88%	1.99%	1.94%	1.92%
Allowances for impairment of foreclosed properties	3,648	3,705	4,034	3,770	3,822
Percent of foreclosed properties	25.04%	25.38%	26.71%	25.36%	25.23%
Foreclosed properties sold	530	1,109	733	612	635
Losses from sales of foreclosed properties	(55)	(296)	(104)	(104)	(108)
Percent of foreclosed properties sold	10.38%	26.66%	14.22%	16.94%	17.03%

As of June 30, 2003, allowances for impairment of foreclosed properties stood at Baht 3,648 million, accounting for 25.04 percent of the book value of foreclosed properties. This ratio dropped from 25.38 percent in the previous quarter. Current allowances are believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties.

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited** [3]

As of June 30, 2003, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 30,058 million, or 46.42 percent of the total initial unpaid principal balance, with an expected recovery rate of 59.00 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 27,183 million, or 65.99 percent of the total initial unpaid principal balance, with an expected recovery rate of 75.00 percent. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002	Jun 30, 2002
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	30,058	28,362	27,825	28,109	27,744
Percent of the total initial unpaid principal balance	46.42%	43.80%	42.97%	43.41%	42.84%
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	27,183	27,055	26,365	24,637	22,568
Percent of the total initial unpaid principal balance	65.99%	65.68%	64.01%	60.00%	55.00%

Other Risk Factors

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, and avals on notes. Such transactions are considered by the Bank as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of June 2003, the Bank's contingent obligations were Baht 46,074 million, compared to Baht 44,128 million at the end of December 2002.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank acts as an intermediary in foreign exchange and derivative instrument markets by making various forward exchange contracts and derivative instrument trading contracts with financial institutions domestically and abroad, as part of the Bank's risk hedging services. The Bank's policy provides that it does not enter into foreign exchange

[3] The details of the change in accounting procedures of AMCs can be obtained from the Regulatory Changes section in chapter 1.

contracts or derivative transactions for speculation without a customer's direct underlying transaction. As of June 30, 2003, the Bank had foreign exchange contracts on the purchase side of Baht 46,176 million, with Baht 183,139 million on the sales side, compared to Baht 48,819 million and Baht 172,535 million, respectively, at the end of 2002. In addition, at the end of the second quarter, the Bank had interest rate contracts on the purchase side of Baht 11,117 million and Baht 11,117 million on the sales side, compared to Baht 11,559 million and Baht 11,559 million, respectively, at the end of 2002.

- **Risks Related to Capital Adequacy**

As of June 30, 2003, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 13.87 percent, which is significantly above the BoT requirement of 8.50 percent. The Bank also followed capital closely, as it could fluctuate with the Bank's operations.

5. Functional Groups

In order to operate efficiently, the Bank has developed several projects to support overall performance. These projects focus on human resources, back office reconfiguration, credit services, and information technology.

❑ Building for Higher Performance-based Effectiveness

Aiming to be a performance and competency based organization, the Bank has adopted a systematic approach, which measures, collects, analyzes, and reviews staff performance. During the second quarter of 2003, the Bank continued to implement the PRO project (Performance, Reward, and Opportunity). In fact, the year 2003 will be the first year that the Bank will have employed the performance management system throughout an entire year, during the first half of which, the system was fine-tuned.

The Bank has also established a Competency Development Center (CDC) to help improve employees' competency and the Bank's human resource development database. The Bank is now in the process of conducting the Competency Gap Analysis program, which will be employed at the organizational level down to individual business units and departments. This program is expected to help to set proper guidelines for training programs, which will help harmonize each employee's set goals with his/her performance. In addition, to prepare assessors for effective annual performance evaluations, the Bank employs a Pre-rating program for performance previews during the first half of the year. Employees having the same level of responsibility and similar job descriptions are to be classified into 2 groups: one group with outstanding performance and the other group with below-average performance. The Bank has also informed the KASIKORNBANK Labor Union about the framework of the performance evaluation and reward systems to foster better understanding and drive employees to perform their best. As for the initiation of new projects during the first half of 2003, the Bank is now in the process of preparing employees with high potential and ability to be the successors for important posts.

❑ Centralized Back Office Reconfiguration Project

Under the Centralized Back Office Project, some operations previously processed at the Bank's branches and the head office, such as clearing, cash management, as well as deposits and payments, will be transferred to processing centers located at Ratburana, Phaholyothin and Ramkamhaeng. This will enable processing centers to support and standardize branch operations under the Service Level Agreement (SLA).

During the second quarter, the Bank was in the process of planning to extend bill sorting hours to a 24-hour schedule, in order to prepare for the BoT's future development of the cash management. The Bank is also now in the process of

examining the operations of regional branches that can also be centralized, for both credit and operational tasks, as well as selecting proper centralizing models and technology for operations.

❑ Credit Services Unit & Centralized Lending Services Project: CSU/CLS

To centralize all post-approval processes and thus standardize and increase service quality levels, the Credit Services Unit & Centralized Lending Services program, under the Credit Transformation Project (CT), were established. During the second half of 2003, the Credit Control Department has completed the transferal of all rights and collateral documents to the CLS unit since April 2003, earlier than previously planned for May. The transferred documents include business credit documentation for Bangkok and the Metropolitan Region under the supervision of the Business Retail Group, as well as customers of the Debt Restructuring Department Recovery Network, for the recovery network in Bangkok and nationwide recovery network. Since June 2, 2003, the Bank has been in the process of transferring contracts and collateral documents for all business loans emanating from the sales and service network in Bangkok and the Metropolitan Region as well. As of the end of June 2003, the Bank had received documents accounting for 13 percent of all customers and expects the process to be completed by the end of 2003. This transferal of contracts and collateral documents is expected to help to confirm the completeness and accuracy of the documents.

To improve the records and documentation system, since May 30, 2003, the Bank has implemented the Document and Collateral Control System (DCS), the first phase of which has been completed. This system gathers credit approval documents, main contracts, subcontracts, as well as collateral documents, before recording them in the form of an image file. The Bank has implemented this system together with the integration of documents from branches in Bangkok and the Metropolitan Region, setting a target for 5 million files processed by mid-2004. In effect, this system will help facilitate the Bank's internal search and audit processes, as well as assist BoT monitoring. It will also shorten the process of document acquisition, thereby fostering the accuracy and security of the information, while reducing operational costs.

As for other new projects, the Bank continues to expand the CSU/CLS concept, initiated in the first half, to upcountry branches. This will be carried out in cooperation with upcountry branches under the name of the CBO Upcountry Project, and is currently undergoing a feasibility study, for which results are expected soon. Also, during the third quarter, the Bank will continue to develop the Document and Collateral Control System (DCS) in the second phase, to be able to handle more tasks. This second phase development is expected to be completed by the first quarter of 2004. To foster the Bank's operations and competitiveness, the Bank also plans to improve the Document Management System (DMS), to enable staff to prepare documents ahead of the contract signing date and to facilitate on-the-spot contract signing.

❑ IT Security Policy and Implementation

To ensure the security of customer information, the Bank has developed an IT Security Policy and IT Implementation Project. During the second quarter, the Bank

and IBM (Thailand) Co., Ltd., have reviewed and discussed the security policy on each party's roles and duties, before agreeing to extend duties and responsibilities from those specified in the contract signed during the first quarter. To ensure the security of information usage, the Bank has organized training programs for new staffs, while circulating articles and newsletters to keep staffs updated. The Bank has also improved and standardized the Cash Connect and Internet Banking systems, as well as extending the control network and the automatic virus protection system from the headquarters to branches. As for the new projects initiated during the second quarter, the Bank is currently undergoing a feasibility study regarding the extension of the user administration system to more of the Bank's main operating systems.

❑ IT Outsourcing

During the second quarter, the Bank's IT operations continued to be provided by IBM (Thailand) Company Limited. This IT outsourcing plan was initiated during the first quarter and the transition was completed in June 2003, without any degradation in performance. Technical transformations including Mainframe Computer upgrading, Wide Area Network transformation, and Server consolidation were started ahead of schedule.

At the same time, the Bank has developed an operational procedure manual to ensure that IT operations comply with established standards and is ready for inspection. The Bank has also established a Service Level Agreement (SLA) and contingency plans to be ready in case of problems that could affect the Bank's services, together with a management report to support Management decision-making. In addition, IBM has also applied a world-class standardization system to the Bank's services, aiming to promote greater efficiency in the development of the operating system and to meet customers' needs.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of June 30, 2003 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Half 2003 Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co., Ltd. (Formerly Thonburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	1,390,419,258
2. Ploy Asset Management Co., Ltd. (Formerly Chanthaburi Asset Management Co., Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	2,761,661,285
Investment in Strategic and Supportive Company							
1. Kanpai Co., Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	8,273,687
2. Progress Plus Co., Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	7,589,997
3. Kasikorn Factoring Co., Ltd. (Formerly Thai Farmers Heller Factoring Co., Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,999	99.99	Ordinary	27,760,023
4. Progress Land and Buildings Co., Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	620,659
5. Kasikorn Research Center Co., Ltd. (Formerly Thai Farmers Research Center Co., Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	3,243,042
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	3,167,383
7. Progress Management Co., Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	623,066
8. Progress Storage Co., Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	3,246,671
9. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	5,976,857
10. Progress Appraisal Co., Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	9,314,364

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Half 2003 Operating Performance (Baht)
11. Kasikorn Asset Management Co., Ltd. (Formerly Thai Farmers Asset Management Co., Ltd.) Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	38,550,881
12. Progress Software Co., Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	60,000	60.00	Ordinary	7,673,967
13. Thai Administration Services Co., Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	10,000,000	5,099,997	51.00	Ordinary	12,568,446
14. Merrill Lynch Phatra Securities Co., Ltd. Tel. 0-2265-1000 Fax. 0-2275-0888	Bangkok	Financial Institution	250,000,000	122,499,993	49.00	Ordinary	86,246,794
15. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	42,322,739
16. N.C.Associate Co., Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Agro-Industry	10,000	2,823	28.23	Ordinary	348,226
17. Rural Capital Partners Co., Ltd. Tel 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	1,130,090
18. Progress Information Co., Ltd. Tel 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(609,452)
19. M Grand Hotel Co., Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(9,277,143)
20. E.S.Industries Co., Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED):

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at June 30, 2003 and December 31, 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2003 and 2002. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at June 30, 2003 and December 31, 2002 and the statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2003 and 2002. The management of the KASIKORNBANK PUBLIC COMPANY LIMITED are responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at June 30, 2003 and December 31, 2002 and the consolidated results of their operations and cash flows for each of the six-month periods ended June 30, 2003 and 2002, and the separate financial position and the results of operations and cash flows of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period, in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Note 4.30 to the financial statements. In the accounting period 2003, the asset management subsidiaries changed their accounting procedure in relation to the transfer of financial assets to comply with the Bank of Thailand's notification, dated December 3, 2002, "Re : Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated statement of income of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries and the statement of income of KASIKORNBANK PUBLIC COMPANY LIMITED for the three-month period ended June 30, 2003 and 2002. The management of KASIKORNBANK PUBLIC COMPANY LIMITED are responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Note 4.30 to the financial statements. In the accounting period 2003, the asset management subsidiaries changed their accounting procedure in relation to the transfer of financial assets to comply with the Bank of Thailand's notification, dated December 3, 2002, "Re : Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
August 19, 2003

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

Interim Financial Statements

For the Period Ended June 30, 2003

and

Audit and Review Reports of Certified Public Accountant

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
ASSETS				
Cash	9,051,214,093	9,764,205,922	9,051,077,053	9,764,122,408
Interbank and money market items (Note 4.2)				
Domestic items				
Interest bearing	111,572,476	3,457,672,905	59,441,160	3,385,334,110
Non-interest bearing	3,636,110,523	4,489,524,682	3,649,911,934	4,494,663,469
Foreign items				
Interest bearing	93,222,337,038	86,532,213,914	93,222,337,038	86,532,213,914
Non-interest bearing	181,253,062	360,919,334	181,253,062	360,919,334
Total Interbank and Money Market Items - net	97,151,273,099	94,840,330,835	97,112,943,194	94,773,130,827
Securities purchased under resale agreements (Note 4.3)	50,000,000,000	18,400,000,000	50,000,000,000	18,400,000,000
Investments (Notes 3.4, 4.4 and 4.25)				
Current investments - net	70,866,393,719	72,699,392,490	70,569,919,115	72,310,121,354
Long-term investments - net	80,353,116,321	90,884,228,616	74,295,813,493	79,212,635,427
Investments in subsidiaries and associated companies - net	1,287,709,712	1,280,376,526	11,627,747,161	7,245,945,739
Total Investments - net	152,507,219,752	164,863,997,632	156,493,479,769	158,768,702,520
Loans and accrued interest receivables (Note 4.5)				
Loans (Notes 3.5, 3.7 and 4.6)	514,838,442,665	506,202,917,373	494,237,941,062	496,525,046,751
Accrued interest receivables	3,311,177,432	3,410,052,280	1,660,061,818	1,934,392,812
Total Loans and Accrued Interest Receivables	518,149,620,097	509,612,969,653	495,898,002,880	498,459,439,563
Less Allowance for doubtful accounts (Notes 3.6 and 4.7)	(68,411,354,231)	(76,949,724,803)	(47,857,242,049)	(54,919,951,503)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 4.8)	(5,131,373,481)	(2,755,014,099)	(3,431,388,030)	(2,647,233,500)
Less Normalized provisioning (Notes 3.8 and 4.9)	(1,200,000,000)	(800,000,000)	(1,200,000,000)	(800,000,000)
Total Loans and Accrued Interest Receivables - net	443,406,892,385	429,108,230,751	443,409,372,801	440,092,254,560
Properties foreclosed - net (Note 3.9 and 4.10)	14,772,035,272	15,086,828,304	10,921,083,993	11,068,607,580
Customers' liability under acceptances	565,011,557	597,096,484	565,011,557	597,096,484
Premises and equipment - net (Note 3.10 and 4.12)	22,363,616,737	22,394,500,475	21,784,151,618	21,801,037,448
Deferred tax assets (Notes 3.11 and 4.13)	43,374,017	14,338,255	-	-
Accrued income receivables	1,958,817,128	1,949,493,103	1,902,611,753	1,883,698,624
Forward exchange contract revaluation	1,857,970,105	745,642,925	1,857,970,105	745,642,925
Other assets - net (Note 3.16)	3,794,655,348	3,017,408,434	3,411,507,570	2,807,958,299
Total Assets	797,472,079,493	760,782,073,120	796,509,209,413	760,702,251,675

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 4.14)				
Deposits in baht	674,918,498,800	649,141,061,291	675,408,441,270	649,748,041,873
Deposits in foreign currencies	2,735,739,679	2,252,107,009	2,735,739,679	2,252,107,009
Total Deposits	677,654,238,479	651,393,168,300	678,144,180,949	652,000,148,882
Interbank and money market items (Note 4.15)				
Domestic items				
Interest bearing	3,677,138,576	3,461,073,197	2,747,138,576	3,461,073,197
Non-interest bearing	1,646,773,292	1,788,470,188	1,646,773,292	1,788,470,188
Foreign items				
Interest bearing	350,488,074	258,049,516	350,488,074	258,049,517
Non-interest bearing	186,796,374	185,799,516	186,796,374	185,799,516
Total Interbank and Money Market Items	5,861,196,316	5,693,392,417	4,931,196,316	5,693,392,418
Liability payable on demand	3,381,499,347	3,422,940,129	3,381,499,347	3,422,940,129
Borrowings				
Long-term borrowings (Notes 4.16 4.17 and 4.18)	48,321,134,767	48,555,994,110	48,321,134,767	48,555,994,110
Total Borrowings	48,321,134,767	48,555,994,110	48,321,134,767	48,555,994,110
Bank's liability under acceptances	565,011,557	597,096,484	565,011,557	597,096,484
Deferred tax liabilities (Notes 3.11 and 4.13)	4,099,382,865	4,062,196,493	4,099,382,865	4,062,196,493
Forward exchange contract revaluation	868,873,729	1,625,905,192	868,873,729	1,625,905,192
Accrued interest payables	2,889,418,870	3,030,042,472	2,889,418,870	3,030,042,472
Other liabilities	7,091,682,125	6,955,923,242	6,903,111,630	6,639,519,926
Total Liabilities	750,732,438,055	725,336,658,839	750,103,810,030	725,627,236,106

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Shareholders' equity				
Share capital (Note 4.18)				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450	5,473,450	5,473,450	5,473,450
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450	26,895,473,450	26,895,473,450	26,895,473,450
Issued and fully paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450	5,473,450	5,473,450	5,473,450
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720	23,525,473,720	23,525,473,720	23,525,473,720
Premium on share capital				
Premium on preferred shares (Note 4.18)	27,367,250	27,367,250	27,367,250	27,367,250
Premium on ordinary shares	49,478,139,190	49,478,139,190	49,478,139,190	49,478,139,190
Premium on expired warrants (Note 4.17)	5,520,432,199	5,520,432,199	5,520,432,199	5,520,432,199
Appraisal surplus on asset revaluation (Notes 3.10 and 4.12)	6,310,413,992	6,367,116,973	6,310,413,992	6,367,116,973
Revaluation surplus (deficit) on investments (Notes 3.4 and 4.4)	3,219,982,996	2,773,163,462	3,219,982,996	2,773,163,462
Retained earnings (deficit)				
Appropriated				
Legal reserve (Note 4.20)	800,000,000	800,000,000	800,000,000	800,000,000
Other reserves (Note 4.21)	26,675,300,000	26,675,300,000	26,675,300,000	26,675,300,000
Unappropriated (deficit)	(69,157,183,414)	(80,097,450,675)	(69,157,183,414)	(80,097,450,675)
	46,405,399,383	35,075,015,569	46,405,399,383	35,075,015,569
Minority interests	334,242,055	370,398,712	-	-
Total Shareholders' Equity	46,739,641,438	35,445,414,281	46,405,399,383	35,075,015,569
Total Liabilities and Shareholders' Equity	797,472,079,493	760,782,073,120	796,509,209,413	760,702,251,675
Off-balance sheet items - contingencies (Note 4.26)				
Aval to bills and guarantees of loans	6,554,412,612	6,591,460,563	6,554,412,612	6,591,460,563
Liability under unmatured import bills	2,752,378,236	2,632,020,016	2,752,378,236	2,632,020,016
Letters of credit	10,219,977,142	8,875,631,993	10,219,977,142	8,875,631,993
Other contingencies	388,836,436,207	380,115,619,710	388,791,084,335	380,115,619,710

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	6,740,572,385	6,294,035,213	6,189,506,974	6,090,168,999
Interbank and money market items	651,600,619	939,648,688	650,776,254	940,659,442
Investments	883,021,572	1,432,909,658	1,182,518,659	1,202,009,707
Total Interest and Dividend Income	8,275,194,576	8,666,593,559	8,022,801,887	8,232,838,148
Interest expense (Note 3.3)				
Deposits	2,164,313,514	3,047,455,972	2,164,313,514	3,047,455,972
Interbank and money market items	61,424,921	73,840,784	49,939,156	75,287,297
Long-term borrowings	1,282,783,220	1,276,093,299	1,282,783,220	1,276,093,299
Total Interest Expense	3,508,521,655	4,397,390,055	3,497,035,890	4,398,836,568
Net income from interest and dividend	4,766,672,921	4,269,203,504	4,525,765,997	3,834,001,580
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.22)	(3,524,907,840)	307,940,167	(2,472,028,766)	319,200,726
Loss on debt restructuring (reversal) (Notes 3.7 and 4.23)	2,889,325,994	(212,069,267)	2,472,028,766	(319,200,726)
Normalized provisions (Notes 3.8 and 4.9)	200,000,000	400,000,000	200,000,000	400,000,000
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	5,202,254,767	3,773,332,604	4,325,765,997	3,434,001,580
Non-interest income				
Gain on investments (Notes 3.4 and 4.4)	1,795,304,059	694,304,807	1,481,533,466	159,221,952
Gain on transfer of financial assets (Notes 3.4 and 4.30)	2,950,355,925	-	-	-
Share of profit from investments on equity method (Note 3.4)	36,757,834	25,537,796	4,108,211,822	601,432,883
Fees and service income				
Acceptances, aval and guarantees	115,529,638	143,547,302	115,529,638	143,547,302
Others	1,426,953,656	1,388,068,205	1,314,448,294	1,260,793,514
Gain on exchanges (Note 3.12)	565,210,660	359,610,194	565,210,660	359,610,194
Other income	283,508,761	144,791,489	232,254,230	140,877,396
Total Non-interest Income	7,173,620,533	2,755,859,793	7,817,188,110	2,665,483,241
Non-interest expenses				
Personnel expenses	1,317,410,202	1,325,496,110	1,266,057,042	1,287,174,843
Premises and equipment expenses (Notes 3.10 and 4.12)	854,139,885	1,008,525,082	830,122,172	991,255,803
Taxes and duties	300,396,232	449,059,799	293,222,349	436,103,601
Fees and service expenses	510,044,063	522,207,192	418,454,998	345,833,849
Directors' remuneration	13,536,484	13,178,739	11,886,484	11,848,739
Loss on impairment of properties foreclosed (Note 3.9)	64,958,660	136,194,976	59,801,364	58,780,270
Contributions to Financial Institutions Development Fund	662,686,345	676,402,566	662,686,345	676,402,565
Other expenses	410,715,897	491,253,802	378,165,547	406,983,968
Total Non-interest Expenses	4,133,887,768	4,622,318,266	3,920,396,301	4,214,383,638
Income before income tax	8,241,987,532	1,906,874,131	8,222,557,806	1,885,101,183
Income tax expense (Notes 3.11 and 4.24)	845,286	(21,137,649)	(13,041,973)	(34,352,072)
Net income before minority interests	8,241,142,246	1,928,011,780	8,235,599,779	1,919,453,255
Minority interests in net income	(5,542,467)	(8,558,525)	-	-
Net income	8,235,599,779	1,919,453,255	8,235,599,779	1,919,453,255
Basic earnings per share (Note 3.17)	3.50	0.82	3.50	0.82
Number of the weighted average number of ordinary shares (shares)	2,352,547,372	2,352,547,372	2,352,547,372	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)
STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	12,958,360,052	12,805,822,815	12,237,279,971	12,457,529,323
Interbank and money market items	1,269,856,334	2,007,652,642	1,268,383,568	2,005,973,166
Investments	2,371,379,960	3,068,744,697	2,366,832,045	2,432,411,954
Total Interest and Dividend Income	16,599,596,346	17,882,220,154	15,872,495,584	16,895,914,443
Interest expense (Note 3.3)				
Deposits	4,620,269,926	6,262,185,655	4,620,269,926	6,262,185,655
Interbank and money market items	128,746,557	193,648,571	113,649,528	193,648,571
Long-term borrowings	2,560,288,283	2,556,229,510	2,560,288,283	2,556,229,510
Total Interest Expense	7,309,304,766	9,012,063,736	7,294,207,737	9,012,063,736
Net income from interest and dividend	9,290,291,580	8,870,156,418	8,578,287,847	7,883,850,707
Bad debt and doubtful accounts (reversal) (Notes 3.6 and 4.22)	(6,962,343,944)	(917,693,073)	(5,949,071,183)	(875,911,153)
Loss on debt restructuring (Notes 3.7 and 4.23)	6,441,848,951	1,262,298,083	5,949,071,183	875,911,153
Normalized provisions (Notes 3.8 and 4.9)	400,000,000	400,000,000	400,000,000	400,000,000
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	9,410,786,573	8,125,551,408	8,178,287,847	7,483,850,707
Non-interest income				
Gain on investments (Notes 3.4 and 4.4)	2,135,640,355	971,018,140	1,911,788,391	714,569,332
Gain on transfer of financial assets (Notes 3.4 and 4.30)	2,950,355,925	-	-	-
Share of profit from investments on equity method (Note 3.4)	32,106,937	21,603,910	4,253,795,047	431,755,465
Fees and service income				
Acceptances, aval and guarantees	253,872,531	290,953,437	253,872,531	290,953,437
Others	2,861,026,178	2,860,157,175	2,649,515,600	2,609,362,409
Gain on exchanges (Note 3.12)	1,078,541,892	561,224,704	1,078,541,892	561,224,704
Other income	486,102,225	304,792,203	416,801,778	288,332,348
Total Non-interest Income	9,797,646,043	5,009,749,569	10,564,315,239	4,896,197,695
Non-interest expenses				
Personnel expenses	2,586,570,620	2,639,168,191	2,493,731,266	2,562,556,877
Premises and equipment expenses (Notes 3.10 and 4.12)	1,650,730,134	1,795,623,059	1,605,102,889	1,760,065,511
Taxes and duties	605,724,830	877,524,065	591,301,924	856,282,276
Fees and service expenses	1,180,234,339	1,022,677,359	962,208,535	692,584,938
Directors' remuneration	28,055,468	22,385,146	23,772,968	18,722,646
Loss on impairment of properties foreclosed (Note 3.9)	159,927,886	180,893,390	152,678,666	99,239,236
Contributions to Financial Institutions Development Fund	1,325,372,689	1,352,805,131	1,325,372,689	1,352,805,131
Other expenses	777,000,178	1,410,286,986	729,171,147	1,241,689,514
Total Non-interest Expenses	8,313,616,144	9,301,363,327	7,883,340,084	8,583,946,129
Income before income tax	10,894,816,472	3,833,937,650	10,859,263,002	3,796,102,273
Income tax expense (Notes 3.11 and 4.24)	72,129	(21,397,591)	(24,301,278)	(46,045,655)
Net income before minority interests	10,894,744,343	3,855,335,241	10,883,564,280	3,842,147,928
Minority interests in net income	(11,180,063)	(13,187,313)	-	-
Net income	10,883,564,280	3,842,147,928	10,883,564,280	3,842,147,928
Basic earnings per share (Note 3.17)	4.63	1.63	4.63	1.63
Number of the weighted average number of ordinary shares (shares)	2,352,547,372	2,352,547,372	2,352,547,372	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Baht							
	Consolidated							
	Issued and Fully Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
Beginning balance as at December 31, 2001	23,530,947,170	49,505,506,440	5,520,432,199	6,515,961,788	1,524,876,723	(59,526,181,185)	368,688,967	27,440,232,102
Appraisal surplus on asset revaluation	-	-	-	(86,033,740)	-	129,916,516	-	43,882,776
Revaluation surplus (deficit) on investments	-	-	-	-	(41,884,248)	-	-	(41,884,248)
Net gain (loss) not recognised in the statement of income	-	-	-	(86,033,740)	(41,884,248)	129,916,516	-	1,998,528
Net income	-	-	-	-	-	3,842,147,928	-	3,842,147,928
Minority interests	-	-		-	-	-	(8,198,434)	(8,198,434)
Ending balance as at June 30, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,429,928,048	1,482,992,475	(55,554,116,741)	360,490,533	31,276,180,124
Beginning balance as at December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	(52,622,150,675)	370,398,712	35,445,414,281
Appraisal surplus on asset revaluation	-	-	-	(56,702,981)	-	56,702,981	-	-
Revaluation surplus (deficit) on investments	-	-	-	-	446,819,534	-	-	446,819,534
Net gain (loss) not recognised in the statement of income	-	-	-	(56,702,981)	446,819,534	56,702,981	-	446,819,534
Net income	-	-	-	-	-	10,883,564,280	-	10,883,564,280
Minority interests	-	-	-	-	-	-	(36,156,657)	(36,156,657)
Ending balance as at June 30, 2003	23,530,947,170	49,505,506,440	5,520,432,199	6,310,413,992	3,219,982,996	(41,681,883,414)	334,242,055	46,739,641,438

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Baht						
	The Bank						
	Issued and Fully Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Deficit	Total
Beginning balance as at December 31, 2001	23,530,947,170	49,505,506,440	5,520,432,199	6,515,961,788	1,524,876,723	(59,526,181,185)	27,071,543,135
Appraisal surplus on asset revaluation	-	-	-	(86,033,740)	-	129,916,516	43,882,776
Revaluation surplus (deficit) on investments	-	-	-	-	(41,884,248)	-	(41,884,248)
Net gain (loss) not recognised in the statement of income	-	-	-	(86,033,740)	(41,884,248)	129,916,516	1,998,528
Net income	-	-	-	-	-	3,842,147,928	3,842,147,928
Ending balance as at June 30, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,429,928,048	1,482,992,475	(55,554,116,741)	30,915,689,591
Beginning balance as at December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	(52,622,150,675)	35,075,015,569
Appraisal surplus on asset revaluation	-	-		(56,702,981)	-	56,702,981	-
Revaluation surplus (deficit) on investments	-	-	-	-	446,819,534	-	446,819,534
Net gain (loss) not recognised in the statement of income	-	-	-	(56,702,981)	446,819,534	56,702,981	446,819,534
Net income	-	-	-	-	-	10,883,564,280	10,883,564,280
Ending balance as at June 30, 2003	23,530,947,170	49,505,506,440	5,520,432,199	6,310,413,992	3,219,982,996	(41,681,883,414)	46,405,399,383

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	10,883,564,280	3,842,147,928	10,883,564,280	3,842,147,928
Add(Less) Adjustments to reconcile net income to net				
cash from operating activities				
Depreciation and amortization	775,898,281	850,803,453	756,732,073	834,604,500
Bad debt and doubtful accounts (reversal)	(6,962,343,944)	(917,693,073)	(5,949,071,183)	(875,911,153)
Loss on debt restructuring	6,441,848,951	1,262,298,083	5,949,071,183	875,911,153
Normalized provisions	400,000,000	400,000,000	400,000,000	400,000,000
Interest income from amortization of revaluation allowance for debt restructuring	(1,031,686,742)	(358,951,617)	(437,945,539)	(250,014,082)
Interest income from amortization of revaluation allowance for investment in receivables	-	(34,734,698)	-	-
(Gain) loss on revaluation of investments	(14,869,786)	3,537,889	(14,869,786)	3,537,889
(Reversal) loss on impairment of investments	(546,438,923)	301,187,316	(430,387,478)	(117,671,590)
Amortization of excess of fair value of assets acquired				
over cost of investment in subsidiary	(5,660,511)	(6,268,497)	-	-
Gain on disposal of securities for investments	(1,485,668,766)	(1,320,784,560)	(1,377,534,232)	(645,476,846)
Amortization of premium and discount on debt instruments	544,869,794	457,534,726	543,317,403	456,329,494
Loss on impairment of foreclosed properties	159,927,886	180,893,390	152,678,666	99,239,236
Loss (reversal) on impairment of other assets	6,550,321	83,582,994	74,243,185	(484,065)
Loss (gain) on disposal of premises and equipment	1,898,701	(2,835,008)	(1,225,406)	(3,553,805)
Reversal on impairment of premises and equipment	(10,190,510)	(4,034,538)	(4,996,762)	(2,769,222)
Gain on transfer of financial assets	(2,950,355,925)	-	-	-
Share of profit from investments on equity method	(32,106,937)	(21,603,910)	(4,253,795,047)	(431,755,465)
Dividend income from subsidiaries and associated companies	57,483,945	34,163,248	175,788,296	97,582,138
Deferred income tax	(27,183,522)	(45,623,484)	(24,301,278)	(46,045,655)
Amortization of discount on debentures	2,130,956	2,159,751	2,130,956	2,159,751
Decrease in accrued interest receivables	98,874,848	542,482,298	274,330,995	180,668,315
Decrease in other accrued income	(9,324,025)	(160,948,416)	(18,913,129)	(174,585,651)
Increase in accrued interest payables	(140,623,602)	(131,484,391)	(140,623,602)	(131,484,391)
Decrease in other accrued expenses	(325,464,041)	(5,988,529)	(221,279,713)	(302,614)
Decrease (increase) in other reserves	(80,000,000)	590,000,000	(80,000,000)	590,000,000
Minority interests in net income	11,180,063	13,187,313	-	-
Net income from operations before changes in operating				
assets and liabilities	5,762,310,792	5,553,027,668	6,256,913,882	4,702,125,865
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(2,255,541,980)	5,275,230,224	(2,288,474,817)	4,901,925,813
Securities purchased under resale agreements	(31,600,000,000)	(13,500,000,000)	(31,600,000,000)	(13,500,000,000)
Investment for trading	2,622,696,346	(2,869,845,606)	2,622,696,346	(2,869,845,606)
Loans	(6,309,673,690)	6,587,664,611	(4,679,239,715)	8,287,988,998
Properties foreclosed	1,879,172,115	877,506,633	1,055,692,698	818,965,978
Other assets	(1,889,594,657)	(4,023,434,956)	(1,802,267,378)	(3,980,588,125)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Increase (decrease) in operating liabilities				
Deposits	26,261,070,179	14,328,021,057	26,144,032,067	14,521,569,219
Interbank and money market items (liabilities)	(796,196,101)	(4,148,919,300)	(762,196,102)	(4,153,706,468)
Liabilities payable on demand	(41,440,782)	(773,592,970)	(41,440,782)	(773,592,970)
Securities sold under repurchase agreements	-	10,000,000	-	10,000,000
Other liabilities	(451,120,082)	(444,027,560)	(409,136,952)	(431,942,028)
Net Cash (Used in) Provided by Operating Activities	(6,818,317,860)	6,871,629,801	(5,503,420,753)	7,532,900,676
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	18,887,139,098	28,622,850,021	18,883,582,297	28,583,150,361
Proceeds from redemption of held to maturity debt instruments	35,993,370,961	10,477,815,258	35,523,370,961	10,477,815,258
Proceeds from disposal of general investments	1,471,473,282	1,030,784,578	259,798,209	2,548,963
Purchase of available for sale investments	(29,380,982,056)	(38,620,586,901)	(29,379,362,055)	(38,620,586,901)
Purchase of held to maturity debt instruments	(19,380,530,738)	(9,171,519,594)	(19,004,677,088)	(8,793,623,100)
Purchase of general investments	(465,707,021)	(109,718,046)	(520,101,896)	(109,718,046)
Purchase of investment in a subsidiary	(212,456,000)	-	(212,480,000)	-
Proceeds from disposal of premises and equipment	14,340,412	11,196,839	2,359,187	11,900,343
Purchase of premises and equipment	(773,985,187)	(815,772,236)	(762,114,217)	(813,057,821)
Net Cash Provided by (Used in) Investing Activities	6,152,662,751	(8,574,950,081)	4,790,375,398	(9,261,570,943)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend paid to minority interests	(47,336,720)	(25,375,586)	-	-
Net Cash Used in Financing Activities	(47,336,720)	(25,375,586)	-	-
Net decrease in cash and cash equivalents	(712,991,829)	(1,728,695,866)	(713,045,355)	(1,728,670,267)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4.1)	9,764,205,922	12,142,514,382	9,764,122,408	12,142,412,382
Cash and cash equivalents at end of the period (Notes 3.1 and 4.1)	9,051,214,093	10,413,818,516	9,051,077,053	10,413,742,115
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	7,449,928,368	9,143,548,127	7,434,831,339	9,143,548,127
Income tax	93,413,785	27,071,645	62,084,780	13,598,391

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SIX – MONTH PERIODS ENDED JUNE 30,2003 AND 2002 (AUDITED)

FOR THE YEAR ENDED DECEMBER 31,2002 (AUDITED)

FOR THE THREE – MONTH PERIODS ENDED JUNE 30,2003 AND 2002 (REVIEWED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2003 and December 31, 2002, the Bank had total staffing of 9,733 and 9,664 persons, respectively.

The Bank registered to change it's name to "KASIKORNBANK PUBLIC COMPANY LIMITED" with the Ministry of Commerce on April 8, 2003.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION AND ECONOMIC ENVIRONMENT

2.1 The consolidated and the Bank only financial statements are prepared in accordance with the regulation of the Stock Exchange of Thailand (SET) dated November 22, 1999, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Result of Business Operations of Listed Companies" (B.E. 2542), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms of balance sheets and the profit and loss accounts of commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2002.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	June 30, 2003	December 31, 2002
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Kasikorn Factoring Co.,Ltd. ("KF")	99.99	20.00

Phethai Asset Management Company Limited (formerly: "Thonburi Asset Management Company Limited"), a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited (formerly: "Chantaburi Asset Management Company Limited"), a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), KASIKORNBANK PUBLIC COMPANY LIMITED (formerly: "Thai Farmers Bank Public Company Limited") and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited, itself.

Kasikorn Asset Management Company Limited(formerly : "Thai Farmers Asset Management Company Limited") is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are assets and fund management.

Kasikorn Factoring Company Limited ("formerly: "Thai Farmers Heller Factoring Company Limited"), a company registered in the Kingdom of Thailand on July 9, 1990, and located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial finance services to business and currently provides service in factoring, finance lease, operating lease and hire purchase.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 4.4 to these financial statements.

The consolidated and the Bank-only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, a cash basis is then adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months, in compliance with the BoT regulation.

For the period 2003 the asset management subsidiaries recognize interest on investments in receivables and loans loan on a cash basis, whereas previously they recognized interest on investments in receivables by the effective interest yield method (see Note 4.30).

Lease income of a subsidiary is recognized as follows:

Income from finance lease agreements is recognized on the basis of installment payment due by the effective yield method, calculated from the balance of net investments in each installment, except when installment payment are in arrears for more than six months where a cash basis is then adopted.

Income from operating lease agreements is recognized on the basis of equal monthly installment, except when installment payment are in arrears for more than six months where a cash basis is then adopted.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment. Premiums and discounts are amortized by the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are

Investments in receivables of Ploy Asset Management Company Limited are stated at cost, after deduction of allowance for impairment and revaluation allowance for debt restructuring. In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets by recording the transfer of investments in receivables, which were restructured , to loans , at the fair value on the transfer date, which is based on the present value of future cash collections calculated using discount rates equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value at that date is recognized as gain/loss on transfer of financial assets. (See Note 4.30)

Investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank-only accounts, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairments for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at the fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on the bid prices from the Thai bond Dealing Center as of the end of the period, if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Center, adjusted by an appropriate risk premium, is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans effected through overdraft agreements. Unearned discounts received in advance are presented as deduction of loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (see Note 4.7). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value, which does not exceed the amount of the debts, including interest receivables, based on the legal claim. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions of approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 until achieving the above target.

Normalized provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the related debts, including interest receivable based on the legal claim. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at the annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at the annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable in respect of the taxable profit for a period.

Income tax recoverable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach for the period 2003. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as the hedge will be recognized at fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's article, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5% upon termination of employment. Employees are entitled to receive this benefit upon termination of employment except when terminated "without compensation".

3.16 Goodwill

Goodwill, representing the difference between the fair value of assets of subsidiaries acquired and the cost of investments in subsidiaries at the time of acquisition, is amortized over a period of ten years. Goodwill is presented under other assets in the consolidated financial statements.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at the end of period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants and convertible preferred shares.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION

4.1 Supplementary Information Related to Cash Flows

4.1.1 Non-cash items are as follows

The Bank and its subsidiaries have provided for revaluation surpluses (deficits) on investments presented as a deduction in shareholders' equity for the six-month periods ended June 30, as follows:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Revaluation surplus (deficit) on investments	447	(42)

For the six-month periods ended June 30, 2003 and 2002, the Bank recorded the realized portion of appraised surplus on building depreciation and retirement of assets amounting to Baht 57 million and Baht 130 million, respectively, by transferring these entries directly to retained earnings.

For the six-month periods ended June 30, 2003 and 2002, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 1,669 million and Baht 1,022 million, respectively on a consolidated basis and Baht 1,040 million and Baht 501 million, respectively for the Bank-only.

For the six-month periods ended June 30, 2003 and 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable promissory notes from TAMC, which has been included in investments as held-to-maturity debt instruments amounting to Baht 60 million and Baht 511 million, respectively. (Note 4.4)

4.2 Interbank and Money Market Items (Assets)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	3,384	-	3,384	4,332	-	4,332
Commercial banks	303	-	303	2,029	740	2,769
Other banks	6	-	6	5	865	870
Finance, finance and securities, securities and credit foncier companies	642	-	642	80	531	611
Other financial institutions	-	-	-	1	-	1
Total Domestic	4,335	-	4,335	6,447	2,136	8,583
Less Allowance for doubtful accounts	(588)	-	(588)	(91)	(545)	(636)
Total	3,747	-	3,747	6,356	1,591	7,947
2. Foreign						
US Dollar	1,642	91,633	93,275	1,737	85,063	86,800
Japanese Yen	3	-	3	-	-	-
Other currencies	130	1	131	96	5	101
Total Foreign	1,775	91,634	93,409	1,833	85,068	86,901
Add Accrued interest receivables	-	1	1	-	1	1
Less Allowance for doubtful accounts	(5)	(1)	(6)	(8)	(1)	(9)
Total	1,770	91,634	93,404	1,825	85,068	86,893
Total Domestic and Foreign	5,517	91,634	97,151	8,181	86,659	94,840

(Million Baht)

	The Bank					
	June 30, 2003			December 31, 2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	3,384	-	3,384	4,332	-	4,332
Commercial banks	265	-	265	1,962	740	2,702
Other banks	6	-	6	5	865	870
Finance, finance and securities,						
securities and credit foncier companies	642	-	642	80	531	611
Other financial institutions	-	-	-	1	-	1
Total Domestic	4,297	-	4,297	6,380	2,136	8,516
Less Allowance for doubtful accounts	(588)	-	(588)	(91)	(545)	(636)
Total	3,709	-	3,709	6,289	1,591	7,880
2. Foreign						
US Dollar	1,642	91,633	93,275	1,737	85,063	86,800
Japanese Yen	3	-	3	-	-	-
Other currencies	130	1	131	96	5	101
Total Foreign	1,775	91,634	93,409	1,833	85,068	86,901
Add Accrued interest receivables	-	1	1	-	1	1
Less Allowance for doubtful accounts	(5)	(1)	(6)	(8)	(1)	(9)
Total	1,770	91,634	93,404	1,825	85,068	86,893
Total Domestic and Foreign	5,479	91,634	97,113	8,114	86,659	94,773

4.3 Securities Purchased Under Resale Agreements

Securities purchased under resale agreements consisted of :

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Government Bonds and BoT Bonds	50,000	17,400
State enterprises Bonds	-	1,000
Total	50,000	18,400

4.4 Investments

Investments consisted of:

(Million Baht)

	Consolidated			
	June 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	4,455	20	-	4,475
1.1.2 Private enterprises debt instruments	275	1	-	276
Total	4,730	21	-	4,751
Add Allowance for revaluation	21			-
Total	4,751			4,751
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	38,075	2,619	-	40,694
1.2.2 Private enterprises debt instruments	936	14	(1)	949
1.2.3 Foreign debt instruments	5,443	99	(10)	5,532
1.2.4 Marketable equity securities - domestic	1,080	278	(178)	1,180
1.2.5 Others	200	11	(70)	141
Total	45,734	3,021	(259)	48,496
Add Allowance for revaluation	3,004			-
Less Allowance for impairment	(242)			-
Total	48,496			48,496
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	1,089	14	-	1,103
1.3.2 Foreign debt instruments	16,577	45	(48)	16,574
Total	17,666	59	(48)	17,677
Less Allowance for impairment	(47)			-
Total	17,619			17,677
Total Current Investments - net	70,866			70,924

(Million Baht)

	Consolidated			
	June 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	27,659	1,010	-	28,669
2.1.2 Private enterprises debt instruments	1,964	65	-	2,029
2.1.3 Foreign debt instruments	14,678	217	(16)	14,879
2.1.4 Marketable equity securities - domestic	309	336	(84)	561
Total	44,610	1,628	(100)	46,138
Add Allowance for revaluation	1,610			-
Less Allowance for impairment	(82)			-
Total	46,138			46,138
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,400	1,413	(306)	24,507
2.2.2 Private enterprises debt instruments	1,603	1	(944)	660
2.2.3 Foreign debt instruments	2,379	26	(5)	2,400
Total	27,382	1,440	(1,255)	27,567
Less Allowance for impairment	(1,250)			-
Total	26,132			27,567
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,685	-	(1,318)	2,367
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	7,888	-	(2,268)	5,620
Total	11,992	-	(3,909)	8,083
Less Allowance for impairment	(3,909)			-
Total	8,083			8,083
Total Long-term Investments - net	80,353			81,788

(Million Baht)

	Consolidated			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978	10	-	6,988
Add Allowance for revaluation	10			-
Total	6,988			6,988
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982	1,686	(1)	24,667
1.2.2 Private enterprises debt instruments	2,956	29	-	2,985
1.2.3 Foreign debt instruments	3,298	145	(303)	3,140
1.2.4 Marketable equity securities - domestic	1,166	514	(477)	1,203
1.2.5 Others	213	7	(70)	150
Total	30,615	2,381	(851)	32,145
Add Allowance for revaluation	2,060			-
Less Allowance for impairment	(530)			-
Total	32,145			32,145
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,521	89	(1)	22,609
1.3.2 Foreign debt instruments	11,045	21	-	11,066
Total	33,566	110	(1)	33,675
Total Current Investments - net	72,699			72,808

(Million Baht)

	Consolidated			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,208	911	-	31,119
2.1.2 Private enterprises debt instruments	2,778	104	(5)	2,877
2.1.3 Foreign debt instruments	15,287	754	(6)	16,035
2.1.4 Marketable equity securities - domestic	547	295	(162)	680
Total	48,820	2,064	(173)	50,711
Add Allowance for revaluation	2,046			-
Less Allowance for impairment	(155)			-
Total	50,711			50,711
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,360	1,042	-	24,402
2.2.2 Private enterprises debt instruments	1,605	1	(1,180)	426
2.2.3 Foreign debt instruments	3,055	87	(80)	3,062
Total	28,020	1,130	(1,260)	27,890
Less Allowance for impairment	(1,253)			-
Total	26,767			27,890
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,422	-	(1,381)	2,041
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	14,210	-	(2,941)	11,269
Total	18,051	-	(4,645)	13,406
Less Allowance for impairment	(4,645)			-
Total	13,406			13,406
Total Long-term Investments - net	90,884			92,007

(Million Baht)

	The Bank			
	June 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	4,455	20	-	4,475
1.1.2 Private enterprises debt instruments	275	1	-	276
Total	4,730	21	-	4,751
Less Allowance for revaluation	21			-
Total	4,751			4,751
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	38,075	2,619	-	40,694
1.2.2 Private enterprises debt instruments	936	14	(1)	949
1.2.3 Foreign debt instruments	5,443	99	(10)	5,532
1.2.4 Marketable equity securities - domestic	1,080	278	(178)	1,180
1.2.5 Others	200	11	(70)	141
Total	45,734	3,021	(259)	48,496
Add Allowance for revaluation	3,004			-
Less Allowance for impairment	(242)			-
Total	48,496			48,496
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	793	14	-	807
1.3.2 Foreign debt instruments	16,577	45	(48)	16,574
Total	17,370	59	(48)	17,381
Less Allowance for impairment	(47)			-
Total	17,323			17,381
Total Current Investments - net	70,570			70,628

(Million Baht)

	The Bank June 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	27,659	1,010	-	28,669
2.1.2 Private enterprises debt instruments	1,964	65	-	2,029
2.1.3 Foreign debt instruments	14,678	217	(16)	14,879
2.1.4 Marketable equity securities - domestic	302	336	(84)	554
Total	44,603	1,628	(100)	46,131
Add Allowance for revaluation	1,610			-
Less Allowance for impairment	(82)			-
Total	46,131			46,131
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,215	1,405	(306)	24,314
2.2.2 Private enterprises debt instruments	1,487	1	(921)	567
2.2.3 Foreign debt instruments	2,379	26	(5)	2,400
Total	27,081	1,432	(1,232)	27,281
Less Allowance for impairment	(1,227)			-
Total	25,854			27,281
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,423	-	(1,208)	2,215
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,842	-	(1,531)	2,311
Less Allowance for impairment	(1,531)			-
Total	2,311			2,311
Total Long-term Investments - net	74,296			75,723

(Million Baht)

	The Bank			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978	10	-	6,988
Add Allowance for revaluation	10			-
Total	6,988			6,988
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982	1,686	(1)	24,667
1.2.2 Private enterprises debt instruments	2,956	29	-	2,985
1.2.3 Foreign debt instruments	3,298	145	(303)	3,140
1.2.4 Marketable equity securities - domestic	1,166	514	(477)	1,203
1.2.5 Others	213	7	(70)	150
Total	30,615	2,381	(851)	32,145
Add Allowance for revaluation	2,060			-
Less Allowance for impairment	(530)			-
Total	32,145			32,145
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,132	88	(1)	22,219
1.3.2 Foreign debt instruments	11,045	21	-	11,066
Total	33,177	109	(1)	33,285
Less Allowance for impairment	-			-
Total	33,177			33,285
Total Current Investments - net	72,310			72,418

(Million Baht)

	The Bank			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,208	911	-	31,119
2.1.2 Private enterprises debt instruments	2,778	104	(5)	2,877
2.1.3 Foreign debt instruments	15,287	754	(6)	16,035
2.1.4 Marketable equity securities - domestic	537	293	(156)	674
Total	48,810	2,062	(167)	50,705
Add Allowance for revaluation	2,050			-
Less Allowance for impairment	(155)			-
Total	50,705			50,705
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,172	1,037	-	24,209
2.2.2 Private enterprises debt instruments	1,489	1	(1,122)	368
2.2.3 Foreign debt instruments	3,055	87	(80)	3,062
Total	27,716	1,125	(1,202)	27,639
Less Allowance for impairment	(1,195)			-
Total	26,521			27,639
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,161	-	(1,271)	1,890
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,580	-	(1,594)	1,986
Less Allowance for impairment	(1,594)			-
Total	1,986			1,986
Total Long-term Investments - net	79,212			80,330

As of June 30, 2003 and December 31, 2002, investments in held-to-maturity debt instruments, which are government or state enterprises securities, include promissory notes from TAMC of Baht 9,843 million and Baht 9,619 million, respectively, and the right to receive promissory notes from TAMC of Baht 326 milllion and Baht 517 million, respectively.

Gain on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended June 30,		For the Three-Month Periods Ended June 30,	
	2003	2002	2003	2002
Gain on disposal of investments				
Held for trading investments	60	44	60	44
Available-for-sale investments	818	207	817	206
General investments	4	-	4	-
Investments in receivables	108	667	-	-
Total	990	918	881	250
Loss on disposal of investments				
Held for trading investments	(19)	(47)	(19)	(47)
Available-for-sale investments	(52)	(181)	(51)	(181)
General investments	(3)	(58)	(3)	(58)
Total	(74)	(286)	(73)	(286)
Gains from revaluation	34	81	34	81
(Losses) reversal on impairment	846	(19)	639	114
Total Gain on Investments	1,796	694	1,481	159

(Million Baht)

	Consolidated For the Six-Month Periods Ended June 30,		The Bank For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Gain on disposal of investments				
Held for trading investments	123	76	123	76
Available-for-sale investments	1,855	1,004	1,854	996
General investments	4	-	4	-
Investments in receivables	108	667	-	-
Total	2,090	1,747	1,981	1,072
Loss on disposal of investments				
Held for trading investments	(34)	(121)	(34)	(121)
Available-for-sale investments	(478)	(292)	(477)	(292)
General investments	(3)	(58)	(3)	(58)
Total	(515)	(471)	(514)	(471)
Gains (Losses) from revaluation	15	(4)	15	(4)
(Losses) reversal on impairment	546	(301)	430	118
Total Gain on Investments	2,136	971	1,912	715

Revaluation surpluses (deficits) on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Revaluation surplus (deficit) on investments				
Debt instruments	3,998	3,325	3,998	3,325
Equity securities	617	781	616	785
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	-	-	1	(4)
Less Deferred tax liabilities	(1,395)	(1,333)	(1,395)	(1,333)
Total	3,220	2,773	3,220	2,773

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	June 30, 2003				December 31, 2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	12,287	40,088	13,359	65,734	2,598	36,135	14,457	53,190
1.2 Private enterprise debt instruments	435	2,465	-	2,900	2,706	3,028	-	5,734
1.3 Foreign debt instruments	3,828	13,879	2,414	20,121	2,332	14,556	1,697	18,585
Total	16,550	56,432	15,773	88,755	7,636	53,719	16,154	77,509
Add(Less)Allowance for revaluation	144	2,279	1,574	3,997	(150)	2,138	1,337	3,325
Less Allowance for impairment	-	-	-	-	(10)	-	-	(10)
Total	16,694	58,711	17,347	92,752	7,476	55,857	17,491	80,824
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	1,089	13,226	10,174	24,489	22,521	13,224	10,136	45,881
2.2 Private enterprise debt instruments	-	20	1,583	1,603	583	22	1,000	1,605
2.3 Foreign debt instruments	16,577	2,041	338	18,956	11,045	3,055	-	14,100
Total	17,666	15,287	12,095	45,048	34,149	16,301	11,136	61,586
Less Allowance for impairment	(47)	(4)	(1,246)	(1,297)	(583)	(77)	(593)	(1,253)
Total	17,619	15,283	10,849	43,751	33,566	16,224	10,543	60,333
Total Debt Instruments	34,313	73,994	28,196	136,503	41,042	72,081	28,034	141,157

(Million Baht)

	The Bank							
	June 30, 2003				December 31, 2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	12,287	40,088	13,359	65,734	2,598	36,135	14,457	53,190
1.2 Private enterprise debt instruments	435	2,465	-	2,900	2,706	3,028	-	5,734
1.3 Foreign debt instruments	3,828	13,879	2,414	20,121	2,332	14,556	1,697	18,585
Total	16,550	56,432	15,773	88,755	7,636	53,719	16,154	77,509
Add(Less)Allowance for revaluation	144	2,279	1,574	3,997	(150)	2,138	1,337	3,325
Less Allowance for impairment	-	-	-	-	(10)	-	-	(10)
Total	16,694	58,711	17,347	92,752	7,476	55,857	17,491	80,824
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	793	13,041	10,174	24,008	22,132	13,036	10,136	45,304
2.2 Private enterprise debt instruments	-	20	1,467	1,487	583	22	884	1,489
2.3 Foreign debt instruments	16,577	2,041	338	18,956	11,045	3,055	-	14,100
Total	17,370	15,102	11,979	44,451	33,760	16,113	11,020	60,893
Less Allowance for impairment	(47)	(4)	(1,223)	(1,274)	(583)	(77)	(535)	(1,195)
Total	17,323	15,098	10,756	43,177	33,177	16,036	10,485	59,698
Total Debt Instruments	34,017	73,809	28,103	135,929	40,653	71,893	27,976	140,522

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated June 30, 2003						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	305	57	670	304	-	14	(714)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,108	785	-	32	628	(1,233)
Total	305	1,166	1,586	304	32	642	(2,079)

(Million Baht)

Consolidated

December 31, 2002

	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	20	96	672	20	8	16	(744)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,199	785	-	35	392	(1,557)
Total	20	1,296	1,588	20	43	408	(2,433)

(Million Baht)

The Bank

June 30, 2003

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	57	670	-	14	(713)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	669	32	535	(1,210)

(Million Baht)

	The Bank				
	December 31, 2002				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	96	672	8	16	(744)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,199	669	35	334	(1,499)
Total	1,296	1,472	43	350	(2,375)

The Bank has provided an allowance for impairment in value of these investments which is reflected in the statement of income.

Investments in debt instruments of closed financial institutions with a total carrying value of Baht 137 million were exchanged for certificates of deposit with total face value of Baht 139 million issued by Krung Thai Bank Public Company Limited on behalf of Financial Institutions Development Fund. The maturity date of these certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91 million. These certificates of deposits were redeemed on April 4, 2003.

ents in ordinary share of subsidiaries and associated companies are as follows:

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		Bank Investments Cost method		Bank Investments Equity method	
		June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Asset Management											
.td.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,352	1,961
set Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	4,765	1,999
mers Research Center											
.td.	Service	99.99%	99.99%	3	3	21	35	3	3	21	35
Land and Buildings	Property										
.td.	Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,361	1,358
Co., Ltd.	Service	99.99%	99.99%	21	21	57	48	21	21	57	48
Plus Co., Ltd.	Service	99.99%	99.99%	4	4	17	11	4	4	17	11
n Factoring Co., Ltd.	Lending	99.99%	20.00%	-	25	-	53	237	25	285	53
Facilities Management											
.td.	Service	99.98%	99.98%	5	5	12	9	5	5	12	9
Services Co., Ltd.	Service	99.97%	99.97%	2	2	11	5	2	2	11	5
Management Co., Ltd.	Service	99.93%	99.93%	6	6	10	10	6	6	10	10
Storage Co., Ltd.	Service	99.92%	99.92%	3	3	7	4	3	3	7	4
Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	57	48	5	5	57	48

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
corn Asset	Mutual Fund										
nagement Co., Ltd.	Management	71.42%	71.42%	-	-	-	-	683	683	576	648
ess Software Co., Ltd.	Service	60.00%	60.00%	6	6	31	29	6	6	31	29
Administration Services											
., Ltd.	Service	51.00%	51.00%	51	51	58	61	51	51	58	61
ill Lynch Phatra Securities											
., Ltd.	Securities	49.00%	49.00%	1,935	1,935	1,428	1,476	1,935	1,935	1,428	1,476
ssing Center Co., Ltd.	Service	30.00%	30.00%	3	3	136	127	3	3	136	127
Associate Co., Ltd.	Manufacturing	28.23%	28.23%	1	1	1	1	1	1	1	1
Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
ess Information Co., Ltd.	Service	20.00%	20.00%	14	14	4	4	14	14	4	4
rand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	195	203	355	355	195	203
ndustries Co., Ltd.											
lowance for diminution											
value has been fully											
vided)	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				2,427	2,452	2,059	2,138	16,045	15,833	12,398	8,104
Allowance for impairment				(1,425)	(1,443)	(771)	(858)	(4,376)	(4,394)	(771)	(858)
estments in subsidiaries and associated companies - net				1,002	1,009	1,288	1,280	11,669	11,439	11,627	7,246

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies' shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Manufacturing and commerce	285	317	285	317
Property development and construction	1,567	1,094	1,567	1,094
Infrastructure and services	6	7	1	1
Others	436	570	436	570
Total	2,294	1,988	2,289	1,982

The financial position and results of operations of its subsidiaries in the consolidated financial statements are set out below:

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Balance Sheets

(Audited)

	Thousand Baht	
	June 30, 2003	December 31, 2002
ASSETS		
Cash and deposits at financial institutions	182,613	317,363
Investments in receivables – net	11,475,178	18,320,106
Loans, accounts receivable and accrued interests – net	6,588,440	-
Properties foreclosed – net	351,506	383,867
Equipment – net	22,133	21,404
Other assets – net	22,996	13,370
Total Assets	18,642,866	19,056,110
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	15,190,000	16,850,000
Other liabilities	101,064	244,727
Shareholders' Equity	3,351,802	1,961,383
Total Liabilities and Shareholders' Equity	18,642,866	19,056,110

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Statements of Income

	Thousand Baht			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
	(Reviewed)		(Audited)	
Interest income	113,851	382,369	394,253	731,501
Interest expense	60,774	100,792	131,857	216,656
Net income from interest	53,077	281,577	262,396	514,845
Bad debt and doubtful accounts	318,390	-	318,390	-
Loss on debt restructuring	123,015	107,132	198,496	386,387
Net income (expense) from interest after bad debt and doubtful accounts and loss on debt restructuring	(388,328)	174,445	(254,490)	128,458
Non-interest income	1,897,214	33,644	1,869,916	87,721
Non-interest expense	98,924	247,216	225,007	464,359
Net income (loss)	1,409,962	(39,127)	1,390,419	(248,180)
Earnings (loss) per share (Baht)	2.35	(0.07)	2.32	(0.41)

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2003 and 2002

(Audited)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	1,390,419	(248,180)
Add (less) Adjustments to reconcile net income (loss) to net cash		
from operating activities		
Gain on investments in securities	(414)	(141)
Gain on transfer of financial assets	(1,643,139)	-
Reversal of loss on impairment of investments in receivables	(6,661)	(41,782)
Loss on debt restructuring	198,496	386,387
Interest income from amortization of revaluation allowance for debt restructuring	(254,701)	(108,937)
Bad debt and doubtful accounts	318,390	-
Loss on impairment of properties foreclosed	7,249	25,454
Depreciation and amortization	2,409	15,968
(Reversal) loss on impairment of other assets	(64,971)	85,745
(Decrease) increase in accrued interest payables	(9,350)	19,547
Decrease in other accrued expenses	(110,829)	(3,810)
Income (expense) from operations before changes		
in operating assets and liabilities	(173,102)	130,251
Increase (decrease) in operating assets		
Investments in receivables	1,258,077	1,407,617
Loan and accounts receivable	244,391	-
Properties foreclosed	166,746	56,010
Other assets	55,345	(88,282)
Increase (decrease) in operating liabilities		
Other liabilities	(23,484)	4,457
Net Cash Provided by Operating Activities	1,527,973	1,510,053
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	414	464
Purchases of equipment	(3,138)	(261)
Net Cash (Used in) Provided by Investing Activities	(2,724)	203

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2003 and 2002

	Thousand Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(1,660,000)	(1,320,000)
Net Cash Used in Financing Activities	(1,660,000)	(1,320,000)
Net (decrease) increase in cash and cash equivalents	(134,751)	190,256
Cash and cash equivalents at beginning of the period	317,364	118,218
Cash and cash equivalents at the end of the period	182,613	308,474
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	141,207	197,110
Income tax	107	300

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Balance Sheets

(Audited)

	Thousand Baht	
	June 30, 2003	December 31,2002
ASSETS		
Cash and deposits at financial institutions	97,190	153,063
Investments – net	244,373	207,002
Investments in receivables – net	5,620,481	11,268,894
Loans, accounts receivable and accrued interest receivables - net	6,852,884	-
Properties foreclosed - net	2,661,329	2,780,831
Leasehold improvement and equipment – net	3,621	4,881
Other assets – net	155,661	19,887
Total Assets	15,635,539	14,434,558
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	10,810,000	12,370,000
Other liabilities	60,907	66,037
Shareholders' Equity	4,764,632	1,998,521
Total Liabilities and Shareholders' Equity	15,635,539	14,434,558

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Statements of Income

	Thousand Baht			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
	(Reviewed)		(Audited)	
Interest income	199,134	228,085	500,916	632,096
Interest expense	40,978	77,710	92,035	166,551
Net income from interest	158,156	150,375	408,881	465,545
Bad debt and doubtful accounts	628,641	-	628,641	-
Loss on debt restructuring	13,101	150,789	157,505	444,309
Net income (expenses) from interest after bad debt and doubtful accounts and loss on debt restructuring	(483,586)	(414)	(377,265)	21,236
Non-interest income	3,129,537	695,462	3,194,828	720,174
Non-interest expense	20,138	113,779	55,902	150,128
Net income	2,625,813	581,269	2,761,661	591,282
Earnings per share (Baht)	5.25	1.16	5.52	1.18

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2003 and 2002

(Audited)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	2,761,661	591,282
Add (less) Adjustments to reconcile net income to net cash from operating activities		
Gain on available-for-sale investments	(34,453)	(8,839)
Amortization of premium on bond	8	8
Gain on transfer of financial assets	(2,950,356)	-
Bad debt and doubtful accounts	628,641	-
Gain on disposal of equipments	(1,009)	-
Reversal of loss on impairment of investments in receivables	(80,961)	(24,479)
Loss on debt restructuring	157,505	444,309
Interest income from amortization of revaluation allowance for debt restructuring	(339,040)	(34,735)
(Reversal) loss on impairment of properties foreclosed	(2,618)	56,200
Depreciation	984	1,063
Amortization of deferred charges	-	2,003
Reversal of loss on impairment of other assets	(2,722)	(1,678)
Decrease in accrued interest payables	(2,563)	(384)
Decrease in other accrued expenses	(20,614)	(7,214)
Income from operations before changes in operating assets and liabilities	114,463	1,017,536
(Increase) decrease in operating assets		
Investments in receivables	1,103,202	361,078
Loans, accounts receivable and accrued interest receivables	(211,843)	-
Properties foreclosed	608,881	98,263
Other assets	(133,052)	5,239
Increase in operating liabilities		
Other liabilities	18,047	11,842
Net Cash Provided by Operating Activities	1,499,698	1,493,958
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	3,143	39,236
Proceeds from disposal of equipments	1,291	-
Purchases of equipment	(5)	(27)
Net Cash Provided by Investing Activities	4,429	39,209



Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For the Six-Month Periods Ended June 30, 2003 and 2002

(Audited)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(1,560,000)	(1,550,000)
Net Cash Used in Financing Activities	(1,560,000)	(1,550,000)
Net decrease in cash and cash equivalents	(55,873)	(16,833)
Cash and cash equivalents at beginning of the period	153,063	105,154
Cash and cash equivalents at the end of the period	97,190	88,321
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	94,598	166,935
Income tax	4,777	1,540

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Thousand Baht	
	June 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash in hand and at bank	166,367	127,937
Other current assets	7,950	6,203
Properties foreclosed – net	836,743	854,701
Premises and equipment – net	367,019	381,363
Other assets	129	129
Total Assets	1,378,208	1,370,333
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	16,834	10,002
Shareholders' equity	1,361,374	1,360,331
Total Liabilities and Shareholders' Equity	1,378,208	1,370,333

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Thousand Baht			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Revenues	8,567	19,106	17,757	21,590
Expenses	10,833	16,491	17,136	16,893
Net income (loss)	(2,266)	2,615	621	4,697
Earnings (loss) per share (Baht)	(0.05)	0.13	0.03	0.23

Kasikorn Asset Management Company Limited

(Formerly :Thai Farmers Asset Management Company Limited)

Condensed Balance Sheets

(Audited)

	Thousand Baht	
	June 30, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	56,512	75,900
Investments – net	488,923	584,648
Fee receivables	52,388	62,748
Properties foreclosed – net	1,373	1,373
Premises and equipment – net	183,614	185,614
Other assets	432,213	453,683
Total Assets	1,215,023	1,363,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	45,332	67,205
Shareholders' Equity	1,169,691	1,296,761
Total Liabilities and Shareholders' Equity	1,215,023	1,363,966

Kasikorn Asset management Company Limited

(Formerly :Thai Farmers Asset Management Company Limited)

Condensed Statements of Income

	Thousand Baht			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
	(Unaudited) (Reviewed)		(Audited)	
Revenues	103,837	116,420	204,276	226,856
Expenses	92,740	86,472	165,704	170,739
Net income	11,097	29,948	38,572	56,117
Earnings per share (Baht)	0.40	1.10	1.42	2.07

Kasikorn Factoring Company Limited

(Formerly: Thai Farmers Heller Factoring Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	June 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
ASSETS		
Current Assets		
Cash in hand and at banks	25,728	19,551
Current portion of factoring receivables – net	1,912,917	1,730,818
Current portion of finance lease receivables - net	176,147	191,272
Current portion of hire purchases receivables – net	48	987
Other current assets	14,156	19,231
Non-Current Assets		
Finance lease receivables – net	136,171	194,800
Other non-current assets	36,018	11,629
Total Assets	2,301,185	2,168,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Loans from banks	1,125,000	1,520,000
Accounts payable	1,042	3,107
Current portion of factoring payables	423,158	350,743
Other liabilities	479,015	75,285
Shareholders' Equity	272,970	219,153
Total Liabilities and Shareholders' Equity	2,301,185	2,168,288

Kasikorn Factoring Company Limited

(Formerly: Thai Farmers Heller Factoring Company Limited)

Condensed Statements of Income

(Unaudited)

	Thousand Baht			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
	(Reviewed)	(Unreviewed)	(Reviewed)	(Unreviewed)
Revenues	52,866	47,155	103,225	87,507
Expenses	38,215	34,753	75,465	65,228
Net income	14,651	12,402	27,760	22,279
Earnings per share (Baht)	9.16	7.75	17.35	13.92

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements are as follows :

(Million Baht)

	Balance Sheets					
	June 30, 2003 (Unaudited) (Reviewed)			December 31, 2002 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Thai Farmers Research Center Co., Ltd.	23	2	21	36	1	35
Kanpai Co., Ltd.	88	30	58	82	33	49
Progress Plus Co., Ltd.	44	26	18	46	34	12
Progress Facilities Management Co., Ltd.	14	2	12	11	2	9
Progress Services Co., Ltd.	14	2	12	7	2	5
Progress Management Co., Ltd.	12	2	10	14	4	10
Progress Storage Co., Ltd.	9	2	7	4	-	4
Progress Appraisal Co., Ltd.	66	10	56	55	7	48
Progress Software Co., Ltd.	61	10	51	58	8	50
Thai Administration Services Co., Ltd.	137	23	114	151	31	120
	468	109	359	464	122	342

(Million Baht)

Statements of Income

For the Three-Month Periods Ended June 30,

(Unaudited)

(Reviewed)

	2003				2002			
	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	14	12	2	17.87	10	10	-	1.45
Kanpai Co., Ltd.	41	35	6	33.46	30	25	5	22.94
Progress Plus Co., Ltd.	80	75	5	19.21	49	47	2	8.31
Progress Facilities Management Co., Ltd.	14	13	1	28.24	44	43	1	12.94
Progress Services Co., Ltd.	32	29	3	143.96	22	22	-	3.68
Progress Management Co., Ltd.	8	7	1	5.17	5	5	-	2.10
Progress Storage Co., Ltd.	5	3	2	59.16	-	-	-	(6.80)
Progress Appraisal Co., Ltd.	29	24	5	1,039.08	21	19	2	503.90
Progress Software Co., Ltd.	27	14	13	118.28	24	17	7	76.98
Thai Administration Services Co., Ltd.	21	16	5	0.59	32	18	14	1.41
	271	228	43		237	206	31	

(Million Baht)

Statements of Income

For the Six-Month Periods Ended June 30,

(Unaudited)

(Reviewed)

	2003				2002			
	Revenues	Expenses	Net Income (Loss)	Earnings per Share(Baht)	Revenues	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)
Thai Farmers Research Center Co., Ltd.	27	24	3	32.43	20	21	(1)	(6.40)
Kanpai Co., Ltd.	76	68	8	41.37	58	52	6	28.48
Progress Plus Co., Ltd.	156	148	8	33.00	83	81	2	9.57
Progress Facilities Management Co., Ltd.	27	24	3	63.35	91	90	1	23.98
Progress Services Co., Ltd.	65	59	6	298.84	46	46	-	(11.27)
Progress Management Co., Ltd.	15	14	1	10.38	10	9	1	17.07
Progress Storage Co., Ltd.	9	6	3	108.22	-	-	-	(5.32)
Progress Appraisal Co., Ltd.	52	43	9	1,862.87	36	33	3	560.72
Progress Software Co., Ltd.	49	38	11	112.72	45	35	10	102.75
Thai Administration Services Co., Ltd.	42	29	13	1.26	40	22	18	1.83
	518	453	65		429	389	40	

4.5 Loans and Accrued Interest Receivables

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Overdrafts	143,855	137,992	123,992	127,773
Loans	232,498	232,579	217,527	219,011
Bills	121,248	121,638	138,215	136,767
Others	17,237	13,994	14,504	12,974
Total	514,838	506,203	494,238	496,525
Add Accrued interest receivables	3,311	3,410	1,660	1,934
Less Allowance for doubtful accounts	(68,411)	(76,950)	(47,857)	(54,920)
Less Revaluation allowance for debt restructuring	(5,131)	(2,755)	(3,432)	(2,647)
Less Normalized provisioning	(1,200)	(800)	(1,200)	(800)
Total	443,407	429,108	443,409	440,092

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Within 1 year	341,011	340,254	341,198	343,386
Over 1 year	177,138	169,359	154,700	155,073
Total	518,149	509,613	495,898	498,459

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	498,158	12	498,170	488,150	726	488,876
US Dollars	16,236	1,639	17,875	17,028	1,778	18,806
Other currencies	2,010	94	2,104	1,807	124	1,931
Total	516,404	1,745	518,149	506,985	2,628	509,613

(Million Baht)

	The Bank					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	475,907	12	475,919	476,996	726	477,722
US Dollars	16,236	1,639	17,875	17,028	1,778	18,806
Other currencies	2,010	94	2,104	1,807	124	1,931
Total	494,153	1,745	495,898	495,831	2,628	498,459

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	June 30, 2003					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	12,939	738	214	364	3,354	17,609
Manufacturing and commerce	237,020	10,991	2,999	4,698	55,909	311,617
Property development and construction	21,675	2,205	752	1,602	16,155	42,389
Infrastructure and services	47,332	3,227	1,175	1,262	9,747	62,743
Housing loans	35,482	2,702	919	1,175	13,443	53,721
Others	24,244	608	190	218	3,140	28,400
	378,692	20,471	6,249	9,319	101,748	516,479
Kasikorn Factoring Co.,Ltd.						1,835
Unearned discounts received in advance						(165)
Total						518,149

(Million Baht)

	Consolidated					
	December 31, 2002					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	12,428	462	207	449	3,434	16,980
Manufacturing and commerce	229,116	7,271	2,525	7,187	59,611	305,710
Property development and construction	22,620	1,489	442	1,481	17,085	43,117
Infrastructure and services	50,308	1,271	610	1,565	9,916	63,670
Housing loans	26,586	1,357	548	1,023	12,996	42,510
Others	31,158	565	166	327	5,585	37,801
	372,216	12,415	4,498	12,032	108,627	509,788
Unearned discounts received in advance						(175)
Total						509,613

(Million Baht)

	The Bank					
	June 30, 2003					
	Normal	Special Mention	Sub Standard	Doubtful	Loss	Total
Agricultural and mining	12,910	727	214	364	2,855	17,070
Manufacturing and commerce	231,579	9,170	2,999	4,698	36,083	284,529
Property development and construction	20,178	1,788	752	1,602	11,263	35,583
Infrastructure and services	43,847	2,908	1,175	1,262	7,359	56,551
Housing loans	34,271	2,544	919	1,175	9,750	48,659
Others	50,362	603	190	218	2,298	53,671
	393,147	17,740	6,249	9,319	69,608	496,063
Unearned discounts received in advance						(165)
Total						495,898

(Million Baht)

	The Bank					
	December 31, 2002					
	Normal	Special Mention	Sub Standard	Doubtful	Loss	Total
Agricultural and mining	12,376	457	207	449	2,929	16,418
Manufacturing and commerces	227,099	6,859	2,525	7,187	39,253	282,923
Property development and construction	22,062	1,355	442	1,481	12,262	37,602
Infrastructure and services	49,113	1,141	610	1,565	7,430	59,859
Housing loans	25,758	1,238	548	1,023	9,225	37,792
Others	58,661	406	166	327	4,480	64,040
	395,069	11,456	4,498	12,032	75,579	498,634
Unearned discounts received in advance						(175)
Total						498,459

5. Classified by Account Status

(Million Baht)

	Consolidated			
	June 30, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	378,692	93,985	1	3,786
Special Mention	20,471	4,374	2	410
Sub-Standard	6,249	1,335	20	267
Doubtful	9,319	2,996	50	1,498
Loss	101,748	42,093	100	42,093
Allowance established in excess of BOT regulations	-	-		20,270
	516,479	144,783		68,324
Kasikorn Factoring Co.,Ltd.	1,835	1,802		87
Unearned discounts received in advance	(165)	(165)		-
Total	518,149	146,420		68,411

(Million Baht)

Consolidated

December 31, 2002

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	372,216	97,040	1	3,722
Special Mention	12,415	1,776	2	248
Sub-Standard	4,498	1,272	20	255
Doubtful	12,032	3,988	50	1,994
Loss	108,627	43,983	100	43,983
Allowance established in excess of BOT regulations	-	-		26,748
	509,788	148,059		76,950
Unearned discounts received in advance	(175)	(175)		
Total	509,613	147,884		

(Million Baht)

The Bank

June 30, 2003

	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	393,147	114,140	1	3,931
Special Mention	17,740	3,270	2	355
Sub-Standard	6,249	1,335	20	267
Doubtful	9,319	2,996	50	1,498
Loss	69,608	26,748	100	26,748
Allowance established in excess of BOT regulations	-	-		15,058
	496,063	148,489		47,857
Unearned discounts received in advance	(165)	(165)		
Total	495,898	148,324		

(Million Baht)

	The Bank			
	December 31, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	395,069	124,640	1	3,950
Special Mention	11,456	1,667	2	229
Sub-Standard	4,498	1,272	20	255
Doubtful	12,032	3,988	50	1,994
Loss	75,579	28,606	100	28,606
Allowance established in excess of BOT regulations	-	-		19,886
	498,634	160,173		54,920
Unearned discounts received in advance	(175)	(175)		
Total	498,459	159,998		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, non- performing loans (NPL) is redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines including fully - provisioned loss loans which were previously written - off and effective for the financial statements ended December 31, 2002.

Non-performing loans (including financial institutions) based on the above directive were summarized as follows:

(Million Baht)

	June 30, 2003			
	The Bank	Phethai - AMC (Original principals)	Ploy - AMC	The Bank and AMC
Non-performing loans	85,387	29,847	972	116,206
Total loans used for NPL ratio calculation [1]	495,634	36,503	8,857	514,399
Percentage of total loans	17.23	81.77	10.97	22.59

(Million Baht)

	December 31, 2002		
	The Bank	Phthai - AMC (Original principals)	The Bank and AMC
Non-performing loans	92,482	31,581	124,063
Total loans used for NPL ratio calculation [1]	500,890	38,898	510,568
Percentage of total loans	18.46	81.19	24.30

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	June 30, 2003				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	132,650	36,503	8,857	77	178,087
Total loans used for ratio calculation	495,634	36,503	8,857	1,835	516,234
Percentage of total loans	26.76	100.00	100.00	4.23	34.50

(Million Baht)

	December 31, 2002		
	The Bank	Phethai - AMC (Original principals)	The Bank and Subsidiaries
Non-accrual loans	146,714	38,898	185,612
Percentage of total loans	29.29	100.00	36.35

Loans to listed companies which meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,533	661	146	1,875	1,174	504

(Million Baht)

	The Bank					
	June 30, 2003			Dcember 31, 2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,507	550	126	1,834	1,073	483

The outstanding balances of loans to the Bank's wholly owned subsidiaries are as follows:

(Million Baht)

	June 30, 2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	15,190
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	10,810
Kasikorn Factoring Co., Ltd.	Bills	1-3 Months	Money market Rate+2%	195
	Loans	3 Years	Fixed Rate	400

(Million Baht)

	December 31, 2002			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	12,370

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price does not exceed the book value of credits extend, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The note will bear interest equal to the weighted average of deposit rates of five major banks, which will be paid at the end of each year by means of a non-transferable, extendable 1-year promissory notes, guaranteed by FIDF. The rights to these notes and the receive notes are included within investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree on the Thai Assets Management Corporation, (B.E.2544), and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of gain or loss sharing. In the case of profit, the first portion of profits up to 20% of transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the six-month period ended June 30, 2003 and 2002 the Bank transferred to TAMC sub-quality assets relating to 9 borrowers and 27 borrowers with a gross book value (as of their transfer dates) of Baht 110 million and Baht 1,838 million, respectively (up to June 30, 2003 totaling Baht 14,496 million). The estimated total transfer price was Baht 60 million and Baht 511 million (up to June 30, 2003 totaling Baht 10,169 million). As of June 30, 2003, the Bank received promissory notes from TAMC of Baht 9,843 million and TAMC is examining the remaining assets of Baht 326 million and will confirm the transfer price in order to issue the note to the Bank within the aforementioned timeframe.

4.6 Troubled Debt Restructuring

For the six-month periods ended June 30, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2003		2002		2003		2002	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring
Debt restructuring contracts that incurred losses	3,159	22,518	2,265	9,164	2,798	18,400	1,941	6,137
Debt restructuring contracts that incurred no losses	9,318	23,036	14,106	29,001	8,680	19,704	12,395	24,187
Total	12,477	45,554	16,371	38,165	11,478	38,104	14,336	30,324

The following are debtors that resulted in losses on debt restructuring for the six-month periods ended June 30, 2003 and 2002.

(Million Baht)

Consolidated

June 30, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	2,642	12,163	-	Cash, land, premises and investments	7,854	4,309
Changes of repayment conditions	366	8,394	7,715	-	-	2,119
Debt restructuring in various forms	151	1,961	747	Cash, land, premises and investments	1,069	368
Total	3,159	22,518	8,462		8,923	6,796

(Million Baht)

Consolidated

June 30, 2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	1,960	2,966	-	Cash, land, premises and investments	1,811	1,155
Changes of repayment conditions	282	3,831	3,518	-	-	684
Debt restructuring in various forms	23	2,367	1,487	Cash, land, premises and investments	452	957
Total	2,265	9,164	5,005		2,263	2,796

(Million Baht)

The Bank

June 30, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	2,544	11,567	-	Cash, land, premises and investments	7,329	4,238
Changes of repayment conditions	113	5,057	4,670	-	-	1,572
Debt restructuring in various forms	141	1,776	719	Cash, land, premises and investments	926	353
Total	2,798	18,400	5,389		8,255	6,163

(Million Baht)

		The Bank				
		June 30, 2002				
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,785	2,293	-	Cash, land, premises and investments	1,279	1,014
Changes of repayment conditions	141	1,999	1,985	-	-	249
Debt restructuring in various forms	15	1,845	1,167	Cash, land, premises and investments	429	702
Total	1,941	6,137	3,152		1,708	1,965

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using present value of future cash flows discounted with market rate.

Terms of debt restructuring agreements of debtors which restructured by changing repayment conditions and restructured in various forms that resulted in losses on debt restructuring during the six-month periods ended June 30, are as follows:

(Million Baht)

	The Bank							
	2003				2002			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	231	2,165	1,399	800	104	1,358	680	574
5 to 10 years	11	1,089	411	408	25	419	405	374
Over 10 years	12	3,579	3,579	3,566	27	2,067	2,067	2,029
Total	254	6,833	5,389	4,774	156	3,844	3,152	2,977

(Million Baht)

	2003							
	Phethai – AMC				Ploy - AMC			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	169	1,270	952	1,133	25	825	713	596
5 to 10 years	29	754	735	875	3	9	9	10
Over 10 years	32	410	410	507	5	254	254	247
Total	230	2,434	2,097	2,515	33	1,088	976	853

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	909	317	1,295	743
	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	379	262	672	541

As of June 30, 2003 and December 31, 2002, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	116	109

As of June 30, 2003 and December 31, 2002, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period /year as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	8,142	5,711	4,774	3,235
Debt restructuring contracts that incurred no losses	15,987	30,716	14,764	28,270
Total	24,129	36,427	19,538	31,505

As of June 30, 2003 and December 31, 2002, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	24,918	20,546	22,296	18,128
Debt restructuring contracts that incurred no losses	71,691	81,698	59,323	73,877
Total	96,609	102,244	81,619	92,005

4.7 Allowance for Doubtful Accounts

The movements in the allowance for doubtful accounts during the period/year are as follows:

(Million Baht)

Consolidated

June 30, 2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	39	8	-	-	301	44	392
Doubtful accounts (reversal)	25	154	12	(496)	(87)	(6,522)	(6,914)
Bad debts recovered	-	-	-	-	909	-	909
Bad debts written off	-	-	-	-	(3,047)	-	(3,047)
Allowance for loans transferred to TAMC	-	-	-	-	(50)	-	(50)
Others	-	-	-	-	84	-	84
Balance at ended of the period	3,786	410	267	1,498	42,093	20,270	68,324
Kasikorn Factoring Co.,Ltd							87
Total							68,411

(Million Baht)

Consolidated

December 31, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,562	223	685	3,411	17,798	25,647	51,326
Doubtful accounts (reversal)	160	25	(430)	(1,417)	(2,920)	1,101	(3,481)
Bad debts recovered	-	-	-	-	10,525	-	10,525
Bad debts written off	-	-	-	-	(4,570)	-	(4,570)
Reversal based on BoT policy	-	-	-	-	25,686	-	25,686
Allowances for loans transferred to TAMC	-	-	-	-	(1,418)	-	(1,418)
Others	-	-	-	-	(1,118)	-	(1,118)
Balance at ended of the year	3,722	248	255	1,994	43,983	26,748	76,950

(Million Baht)

The Bank

June 30, 2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	(19)	126	12	(496)	(693)	(4,828)	(5,898)
Bad debt recovered	-	-	-	-	909	-	909
Bad debt written off	-	-	-	-	(1,925)	-	(1,925)
Allowance for loans transferred to TAMC	-	-	-	-	(50)	-	(50)
Others	-	-	-	-	(99)	-	(99)
Balance at ended of the period	3,931	355	267	1,498	26,748	15,058	47,857

(Million Baht)

	The Bank						
	December 31, 2002						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,828	204	647	3,410	-	16,912	25,001
Doubtful accounts (reversals)	122	25	(392)	(1,416)	(5,039)	2,974	(3,726)
Bad debts recovered	-	-	-	-	10,525	-	10,525
Bad debts written off	-	-	-	-	(1,193)	-	(1,193)
Reversal based on BoT policy	-	-	-	-	25,686	-	25,686
Allowances for loans sold to TAMC	-	-	-	-	(1,418)	-	(1,418)
Others	-	-	-	-	45	-	45
Balance at ended of the year	3,950	229	255	1,994	28,606	19,886	54,920

4.8 Revaluation Allowance for Debt Restructuring

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Balance at beginning of the period/year	2,755	3,781	2,647	3,699
Addition (reversal)	2,559	(393)	1,217	(625)
Change of classification	843	-	-	-
Amortization	(1,026)	(633)	(433)	(427)
Balance at end of the period/year	5,131	2,755	3,431	2,647

4.9 Normalized Provisioning

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Balance at beginning of the period/year	800	-
Addition	400	800
Balance at end of the period/year	1,200	800

4.10 Properties Foreclosed

Properties foreclosed consisted of:

(Million Baht)

	Consolidated			
	June 30, 2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	18,063	1,717	(2,306)	17,474
1.2 Movable assets	26	-	-	26
Total	18,089	1,717	(2,306)	17,500
2. Others	1,442	20	(139)	1,323
Total Foreclosed Properties	19,531	1,737	(2,445)	18,823
Less Allowances for impairment	(4,444)	(162)	555	(4,051)
Total Foreclosed Properties – net	15,087	1,575	(1,890)	14,772

(Million Baht)

	Consolidated			
	December 31, 2002			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,847	3,232	(3,016)	18,063
1.2 Movable assets	26	-	-	26
Total	17,873	3,232	(3,016)	18,089
2. Others	1,100	377	(35)	1,442
Total Foreclosed Properties	18,973	3,609	(3,051)	19,531
Less Allowances for impairment	(4,121)	(838)	515	(4,444)
Total Foreclosed Properties – net	14,852	2,771	(2,536)	15,087

(Million Baht)

	The Bank			
	June 30, 2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	14,701	1,085	(1,526)	14,260
1.2 Movable assets	26	-	-	26
Total	14,727	1,085	(1,526)	14,286
2. Others	376	20	(113)	283
Total Foreclosed Properties	15,103	1,105	(1,639)	14,569
Less Allowances for impairment	(4,034)	(158)	544	(3,648)
Total Foreclosed Properties - net	11,069	947	(1,095)	10,921

(Million Baht)

	The Bank			
	December 31, 2002			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,512	1,559	(2,370)	14,701
1.2 Movable assets	26	-	-	26
Total	15,538	1,559	(2,370)	14,727
2. Others	6	375	(5)	376
Total Foreclosed Properties	15,544	1,934	(2,375)	15,103
Less Allowances for impairment	(3,910)	(630)	506	(4,034)
Total Foreclosed Properties - net	11,634	1,304	(1,869)	11,069

4.11 Classified Assets

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivables (including financial institutions), or properties foreclosed or other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated June 30, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	381,094	-	59	381,153
Special Mention	-	20,471	-	-	20,471
Sub-Standard	-	6,249	-	-	6,249
Doubtful	-	9,346	-	-	9,346
Loss	5,410	102,386	1,825	1,558	111,179
Total	5,410	519,546	1,825	1,617	528,398

(Million Baht)

	Consolidated December 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	375,755	-	9	375,764
Special Mention	-	12,415	-	-	12,415
Sub-Standard	-	4,498	-	-	4,498
Doubtful	-	12,032	-	-	12,032
Loss	6,957	109,280	2,024	1,553	119,814
Total	6,957	513,980	2,024	1,562	524,523

(Million Baht)

	The Bank June 30, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	393,791	-	-	393,791
Special Mention	-	17,740	-	-	17,740
Sub-Standard	-	6,249	-	-	6,249
Doubtful	-	9,319	-	-	9,319
Loss	3,947	70,196	1,586	1,370	77,099
Total	3,947	497,295	1,586	1,370	504,198

(Million Baht)

	The Bank December 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	398,652	-	-	398,652
Special Mention	-	11,456	-	-	11,456
Sub-Standard	-	4,498	-	-	4,498
Doubtful	-	12,032	-	-	12,032
Loss	4,843	76,188	1,829	1,294	84,154
Total	4,843	502,826	1,829	1,294	510,792

4.12 Premises and Equipment

Changes in premises and equipment for the six-month periods ended June 30, 2003 are summarized as follows:

(Million Baht)

Consolidated

June 30, 2003

	Change of Cost				Change of Accumulated Depreciation				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Disposal/ Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal/ Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land													
Cost	2,991	-	(13)	2,978	-	-	-	-	492	(6)	486	2,499	2,492
Revalued cost in 2000	5,992	-	(4)	5,988	-	-	-	-	-	-	-	5,992	5,988
Building													
Cost	9,337	23	(25)	9,335	2,821	135	(3)	2,953	343	(4)	339	6,173	6,043
Revalued cost													
- in 2000	4,903	-	(3)	4,900	1,805	75	(1)	1,879	-	-	-	3,098	3,021
- in 2002	10	-	-	10	4	-	-	4	-	-	-	6	6
Equipment	13,960	340	(95)	14,205	9,876	521	(83)	10,314	-	-	-	4,084	3,891
Others	584	769	(387)	966	41	4	(1)	44	-	-	-	543	922
Total	37,777	1,132	(527)	38,382	14,547	735	(88)	15,194	835	(10)	825	22,395	22,363

Depreciation presented in the statement of income of the Bank and its subsidiaries for the six-month periods ended June 30, 2003 and 2002 amounted to Baht 735 million and Baht 755 million,respectively, (including depreciation on building revaluation of Baht 75 million and Baht 79 million, respectively). As of June 30, 2003 and December 31, 2002, premises and equipment with an original cost of Baht 6,748 million and Baht 6,309 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

June 30, 2003

	Change of Cost				Change of Accumulated Depreciation				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Disposal/ Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal/ Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land													
Cost	2,895	-	(11)	2,884	-	-	-	-	473	(5)	468	2,422	2,416
Revalued cost in 2000	5,992	-	(4)	5,988	-	-	-	-	-	-	-	5,992	5,988
Building													
Cost	8,679	22	(12)	8,689	2,728	126	(3)	2,851	244	-	244	5,707	5,594
Revalued cost													
- in 2000	4,903	-	(3)	4,900	1,805	75	(1)	1,879	-	-	-	3,098	3,021
- in 2002	10	-	-	10	4	-	-	4	-	-	-	6	6
Equipment	13,915	323	(95)	14,143	9,861	516	(93)	10,284	-	-	-	4,054	3,859
Others	522	763	(385)	900	-	-	-	-	-	-	-	522	900
Total	36,916	1,108	(510)	37,514	14,398	717	(97)	15,018	717	(5)	712	21,801	21,784

Depreciation presented in the statement of income of the Bank for the six-month periods ended June 30, 2003 and 2002 amounted to Baht 717 million and Baht 739 million, respectively, (including depreciation on building revaluation of Baht 75 million and Baht 79 million, respectively). As of June 30, 2003 and December 31, 2002, premises and equipment with an original cost of Baht 6,708 million and Baht 6,278 million, respectively, were fully depreciated but still in use.

4.13 Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets consisted of:

(Million Baht)

	Consolidated	
	June 30, 2003	December 31, 2002
Allowance for impairment of investments	13	13
Allowance for impairment of buildings	1	1
Allowance for doubtful accounts	26	-
Adjustment from operating leases to financial leases	3	-
Total	43	14

Deferred tax liabilities consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Appraisal surplus	2,705	2,729
Revaluation surplus on investments	1,394	1,333
Total	4,099	4,062

4.14 Deposits

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Current	30,910	26,499	31,218	26,978
Savings	313,894	281,959	314,076	282,087
Term				
- Less than 6 months	257,740	273,333	257,740	273,333
- 6 months and less than 1 year	5,629	5,903	5,629	5,903
- 1 year and over 1 year	69,481	63,699	69,481	63,699
Total	677,654	651,393	678,144	652,000

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Within 1 year	628,407	638,654	628,897	639,261
Over 1 year	49,247	12,739	49,247	12,739
Total	677,654	651,393	678,144	652,000

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	661,409	13,510	674,919	637,385	11,756	649,141
US Dollars	1,953	244	2,197	1,678	177	1,855
Other currencies	450	88	538	324	73	397
Total	663,812	13,842	677,654	639,387	12,006	651,393

(Million Baht)

	The Bank					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	661,899	13,510	675,409	637,992	11,756	649,748
US Dollars	1,953	244	2,197	1,678	177	1,855
Other currencies	450	88	538	324	73	397
Total	664,302	13,842	678,144	639,994	12,006	652,000

4.15 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) consisted of:

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	5	5	-	28	28
Commercial banks	412	760	1,172	444	-	444
Other banks	211	-	211	172	-	172
Finance, finance and securities, securities and credit foncier companies	896	83	979	878	97	975
Other financial institutions	905	2,052	2,957	1,577	2,053	3,630
Total Domestic	2,424	2,900	5,324	3,071	2,178	5,249
2. Foreign						
US Dollars	257	3	260	97	19	116
Yen	73	-	73	78	-	78
Other currencies	204	-	204	250	-	250
Total Foreign	534	3	537	425	19	444
Total Domestic and Foreign	2,958	2,903	5,861	3,496	2,197	5,693

(Million Baht)

	The Bank					
	June 30, 2003			December 31, 2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	5	5	-	28	28
Commercial banks	242	-	242	444	-	444
Other banks	211	-	211	172	-	172
Finance, finance and securities, securities and credit foncier companies	896	83	979	878	97	975
Other financial institutions	905	2,052	2,957	1,577	2,053	3,630
Total Domestic	2,254	2,140	4,394	3,071	2,178	5,249
2. Foreign						
US Dollars	257	3	260	97	19	116
Yen	73	-	73	78	-	78
Other currencies	204	-	204	250	-	250
Total Foreign	534	3	537	425	19	444
Total Domestic and Foreign	2,788	2,143	4,931	3,496	2,197	5,693

4.16 Long-Term Borrowings

Long-term borrowings consisted of:

(Million Baht)

	Consolidated and The Bank					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures (Note 4.17)	-	8,354	8,354	-	8,589	8,589
Subordinated debentures cum preferred shares (Note 4.18)	19,967	-	19,967	19,967	-	19,967
Subordinated Debentures of the Thai Farmers Bank Plc. No.2 (Note 4.18)	20,000	-	20,000	20,000	-	20,000
Total	39,967	8,354	48,321	39,967	8,589	48,556

4.17 Subordinated Debentures and Warrants

The Board of Directors in its meeting on September 29, 1994 approved the issuance of 7.5 million units of subordinated debentures having a face value of Baht 1,000 each, with a seven-year maturity at a price of Baht 1,000 each totaling Baht 7,500 million carrying a 9.875 percent coupon rate payable semi-annually. On October 12, 2001, the Bank has redeemed those subordinated debentures due to maturity.

The debentures were issued with 75 million warrants, having a five-year maturity, at a price of Baht 40 each totaling Baht 3,000 million. An investor buying one unit of debenture received 10 warrants, each of which can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 188 each. Later the exercised price was changed to Baht 181.692 as effective from August 5, 1996. The subscription period was during October 10-12, 1994. On August 20, 1999, the exercise price was adjusted to Baht 119.764 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. September 30, 1999 was the last day to exercise the right. There were 18 warrants exercised for 27 ordinary shares amounting to Baht 119.764 per share and totaling Baht 3,233. The Bank registered the increase in paid-up capital from Baht 11,765,473,450 to Baht 11,765,473,720 with the Ministry of Commerce on October 13, 1999. The Bank has transferred the remaining warrants as the surplus of the expired warrants on October 1, 1999.

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 carrying a 8.25 percent coupon rate payable semi-annually.

In addition, the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per 1 unit of warrant. The last exercise date was September 16, 2002 and these expired warrants amounting to Baht 2,520 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank employees, except for directors, under a three-year scheme to consider appointing the Selection Committee to be approved by the shareholders, and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

(Unit : Unit)

The movements of warrants during the period/year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of January 1, 2002	14,359,900	3,885,300	-	18,245,200
Add Warrant issued during the year	-	-	26,048,380	26,048,380
Less Exercised	-	-	-	-
Less Exercised right terminated from employee's retirement	(546,000)	(591,900)	-	(1,137,900)
Ending balance as of December 31, 2002	13,813,900	3,293,400	26,048,380	43,155,680
Less Exercised	(903,200)	(67,500)	-	(970,700)
Less Exercised right terminated from employee's retirement	(484,700)	(114,400)	(156,510)	(755,610)
Ending balance as of June 30, 2003	12,426,000	3,111,500	25,891,870	41,429,370

4.18 Subordinated Debentures Cum Preferred Shares No.1 (Commonly referred to as "SLIPS") and Subordinated Debentures No.2

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under

the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 33 million as a part of shareholders' equity and presents the remaining Baht 19,967 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

4.19 Capital Requirements

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	June 30, 2003	December 31, 2002
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	78,557	78,557
Legal reserves	800	800
Other reserves	26,675	26,675
Net loss after appropriation	(80,097)	(83,029)
Subordinated debentures cum preferred shares	19,967	19,967
Total Tier 1 Capital	45,902	42,970
Tier 2 Capital		
Surplus on land revaluation	4,189	4,192
Surplus on premises revaluation	1,511	1,550
Surplus on marketable equity securities revaluation	277	-
Provision for normal assets	3,799	3,758
Subordinated debentures	16,491	20,561
Total Tier 2 Capital	26,267	30,061
Total Capital Requirements	72,169	73,031

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	June 30, 2003	December 31, 2002
Total Capital Requirements	13.87	14.34
Tier-1 Capital	8.82	8.44

4.20 Legal Reserve

According to Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital.

4.21 Other Reserves

The Bank allocates part of its net income for the year to become other reserves which are classified or considered to be general capital with no specific purpose.

4.22 Bad Debt and Doubtful Accounts (Reversal)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
General customers	(3,499)	451	(6,914)	(740)
Financial institutions	(28)	(143)	(51)	(178)
Total	(3,527)	308	(6,965)	(918)
Kasikorn Factoring Co.,Ltd.	2		3	
	(3,525)		(6,962)	

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
General customers	(2,444)	462	(5,898)	(698)
Financial institutions	(28)	(143)	(51)	(178)
Total	(2,472)	319	(5,949)	(876)

4.23 Loss on Debt Restructuring

Loss on debt restructuring consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Net present value of cashflows lower than investments in receivables	432	(1,185)	1,333	(557)
Transferred assets lower than investment in receivables	2,457	973	5,109	1,819
Total	2,889	(212)	6,442	1,262

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Net present value of cashflows lower than investments in receivables	323	(1,217)	1,217	(708)
Transferred assets lower than investment in receivables	2,149	898	4,732	1,584
Total	2,472	(319)	5,949	876

4.24 Income Tax

Income tax consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Current income tax expense	17	13	27	24
Deferred income tax expense relating to the origination and reversal of temporary difference	(16)	(34)	(27)	(45)
Income tax expense	1	(21)	-	(21)

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Current income tax expense	-	-	-	-
Deferred income tax expense relating to the				
origination and reversal of temporary difference	(13)	(34)	(24)	(46)
Income tax expense	(13)	(34)	(24)	(46)

The Bank has deferred income tax which are transferred directly to shareholders' equity consisted of:

(Million Baht)

	Consolidated and The Bank			
	For the Three-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Deferred income tax relating to appraisal				
surplus revaluation decreased	(13)	(25)	(24)	(37)
Deferred income tax relating to the change				
in value of investment increased (decreased)	254	264	61	(26)

4.25 Assets Pledged as Collateral

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Government bonds	5	5
State enterprise bonds	28	28
Total	33	33

The Bank has pledged these assets as collateral for electricity consumption and using as court collateral.

4.26 Contingencies

Contingencies consisted of:

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	366	-	366	261	-	261
Letters of indemnity-						
borrowings	123	6,066	6,189	140	6,190	6,330
Other guarantees	24,837	4,507	29,344	24,706	3,955	28,661
Letters of credit	302	9,918	10,220	380	8,496	8,876
Exchange rate agreements						
Purchase agreements	302	45,874	46,176	-	48,819	48,819
Sale agreements	-	183,139	183,139	324	172,211	172,535
Interest rate agreements						
Purchase agreements	-	11,117	11,117	-	11,559	11,559
Sale agreements	-	11,117	11,117	-	11,559	11,559
Unused credit line of						
overdraft	106,002	-	106,002	103,353	-	103,353
Others	162	4,531	4,693	137	6,125	6,262
Total	132,094	276,269	408,363	129,301	268,914	398,215

(Million Baht)

	The Bank					
	June 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	366	-	366	261	-	261
Letters of indemnity-						
borrowings	123	6,066	6,189	140	6,190	6,330
Other guarantees	24,837	4,462	29,299	24,706	3,955	28,661
Letters of credit	302	9,918	10,220	380	8,496	8,876
Exchange rate agreements						
Purchase agreements	302	45,874	46,176	-	48,819	48,819
Sale agreements	-	183,139	183,139	324	172,211	172,535
Interest rate agreements						
Purchase agreements	-	11,117	11,117	-	11,559	11,559
Sale agreements	-	11,117	11,117	-	11,559	11,559
Unused credit line of						
overdraft	106,002	-	106,002	103,353	-	103,353
Others	162	4,531	4,693	137	6,125	6,262
Total	132,094	276,224	408,318	129,301	268,914	398,215

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 746 million and Baht 792 million as of June 30, 2003 and December 31, 2002, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

4.27 Related Party Transactions

4.27.1 Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, are summarized as follows:

(Million Baht)

	Consolidated	
	June 30, 2003 End of Period	December 31, 2002 End of Year
Loans		
1. Executive officers	19	24
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	2,190	2,530
Total	2,209	2,554
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	72	76
Total	72	76

(Million Baht)

	The Bank	
	June 30, 2003 End of Period	December 31, 2002 End of Year
Loans		
1. Executive officers	19	24
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	28,190	31,750
Total	28,209	31,774
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	72	76
Total	72	76

4.27.2 Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding June 30, 2003	% Shareholding December 31, 2002	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Thai Farmers Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	20.00%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

4.27.3 Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	June 30, 2003	December 31, 2002
Loans		
Subsidiary Companies		
Phethai Asset Management Co., Ltd.		
Beginning balance	16,850	20,600
Deductions	(1,660)	(3,750)
Ending balance	15,190	16,850
Ploy Asset Management Co., Ltd.		
Beginning balance	12,370	16,380
Deductions	(1,560)	(4,010)
Ending balance	10,810	12,370
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	47	56
- Ploy Asset Management Co., Ltd.	5	8
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	186	322
- Ploy Asset Management Co., Ltd.	104	153

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended June 30,	
	2003	2002
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	61	101
- Ploy Asset Management Co., Ltd.	41	78

(Million Baht)

	The Bank	
	For the Six-Month Periods Ended June 30,	
	2003	2002
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	132	217
- Ploy Asset Management Co., Ltd.	92	167

Loans to Phethai Asset Management Company Limited is 3-month bills with interest rate equals to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As at June 30, 2003 and December 31, 2002, the pledged deposits are Baht 186 million and Baht 322 million, respectively.

Loans to Ploy Asset Management Company Limited is 3-month bills with interest rate equals to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As at June 30, 2003 and December 31, 2002, the pledged deposits are Baht 104 million and Baht 153 million, respectively.

As at June 30, 2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 152 million and Baht 169 million, respectively.

As at June 30, 2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 108 million and Baht 124 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4.27.4 Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business, are as follows:

1. Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	70	595	70
Associated Companies				
- E. S. Industry Co., Ltd.	325	325	325	325
(As a result of reversal of loans and allowance for doubtful accounts in 2002)				

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Deposits				
Subsidiary Companies				
- Thai Farmers Research Center Co., Ltd.	18	31	18	31
- Progress Appraisal Co., Ltd.	24	21	24	21
- Progress Land and Buildings Co., Ltd.	-	-	166	128
- Progress Software Co., Ltd.	14	34	14	34
- Thai Administration Services Co., Ltd.	51	41	51	41
- Kanpai Co., Ltd.	7	14	7	14
- Progress Plus Co., Ltd.	-	13	-	13
- Kasikorn Factoring Co., Ltd.	-	20	27	20
Associated Companies				
- Processing Center Co., Ltd.	38	19	38	19
Interbank and Money Market Items (Liabilities)				
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	31	5	31	5
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	36	20	36	20
- Progress Plus Co., Ltd.	18	16	18	16
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	40	50	40	50
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As at June 30, 2003 and December 31, 2002, the Bank has rentals with remaining tenures amounting to Baht 2 Million and Baht 7 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended June 30,		For the Three-Month Periods Ended June 30,	
	2003	2002	2003	2002
Subsidiary Companies				
Revenues:				
Dividend income	18	2	18	2
Fee income	-	-	14	13
Expenses:				
Other expenses	231	173	231	173
Associated Companies				
Revenues:				
Dividend income	4	32	4	32
Expenses:				
Other expenses	22	27	22	27

(Million Baht)

	Consolidated		The Bank	
	For the Six-Month Periods Ended June 30,		For the Six-Month Periods Ended June 30,	
	2003	2002	2003	2002
Subsidiary Companies				
Revenues:				
Dividend income	25	2	143	65
Fee income	-	-	27	24
Expenses:				
Other expenses	441	318	441	318
Associated Companies				
Revenues:				
Dividend income	33	32	33	32
Expenses:				
Other expenses	22	34	22	34

3. Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Loans		
- T T & T Public Co., Ltd.	2,463	2,557
- Bangkok Intercontinental Hotels Co., Ltd.	-	285
- Siam Food Products Public Co.,Ltd.	63	51
- Jutha Maritime Public Co., Ltd.	10	10
- Indo Worth (Thailand) Ltd.	50	24
- Charoen Pokhaphand Feedmill Public Co., Ltd.	12	3
- Yip in Tsoi & Jacks Ltd.	30	1
Deposits		
- Sermsuk Public Co., Ltd.	194	385
- Sermsuk Y.H.S. Beverage Co., Ltd.	14	16
- Com - Link Co., Ltd.	264	228
- Muang Thai Life Assurance Co., Ltd.	124	234
- Pathara Insurance Public Co., Ltd.	62	55
- Siam Food Products Public Co.,Ltd.	42	26
- Mitsubishi Elevator Asia Co., Ltd.	85	86
- Bangkok Glass Industry Co., Ltd.	65	65
- Thai British Security Printing Ltd.	33	36
- Punyariddhi Law Office Co.,Ltd.	11	15
- T T & T Public Co., Ltd.	1,554	1,419
- The Samaggi Insurance Public Company Limited	20	-
- Muangthai Holding Co.,Ltd.	20	7
Contingencies		
- Dole Thailand Ltd.	64	87
- SermSuk Co., Ltd.	14	13
- Com - Link Co., Ltd.	59	59
- Thai British Security Printing Ltd.	30	21
- Siam Food Products Public Co.,Ltd.	16	17
- Yip in Tsoi & Jacks Ltd.	12	11
- Charoen Pokhaphand Feedmill Public Co., Ltd.	45	-

4. Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2003	December 31, 2002
Deposits	589	445

4.28 Benefits of Directors' and Executive

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonuses (if any) and income tax, executives' salary and bonuses (if any).

4.29 Long-term Lease Agreements

4.29.1 Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	June 30, 2003	June 30, 2003
Land/building lease agreements	July 1, 2003 – October 17, 2027	406	406
Vehicle lease agreements	July 1, 2003 – June 30, 2007	459	441
Total		865	847

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	December 31, 2002	December 31, 2002
Land/building lease agreements	January 1, 2002 – October 17, 2027	411	411
Vehicle lease agreements	January 1, 2002 – November 30, 2006	525	514
Total		936	925

4.29.2 Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until December 31, 2012 and for which as of June 30, 2003 the Bank is committed to pay a total service fee of Baht 9,570 million.

4.30 Change of Accounting Procedure of the Asset Management Subsidiaries

In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets from investment in receivables to loan , in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re : Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards, as follows ;

Investments in receivables , which were restructured , have been transferred to loans at the fair value on the transfer date, including the debtors restructured before the year 2003. The subsidiaries recognized interest income on loans on a cash basis in 2003, whereas previously they recognized interest income by the effective yield method.

The effects of the change in the accounting procedure of the asset management subsidiaries on the consolidated and separate financial statements are summarized as follows:

(Million Baht)

	Consolidated	The Bank
As of June 30, 2003		
Decrease in long-term investments - net	4,981	-
Increase in investment in subsidiaries and associated companies - net	-	3,080
Increase in loans - net	9,574	-
For the six-month period ended June 30, 2003		
Decrease in interest income on loans	(182)	-
Decrease in interest income from investments	(384)	-
Decrease in bad debt and doubtful accounts	696	-
Increase in gain on transfer of financial assets	2,950	-
Increase in share of profit from investments on equity method	-	3,080
Increase in net income	3,080	3,080
Increase in earnings per share	1.31	1.31

In accordance with the Bank of Thailand's notification, dated December 3, 2002, there is no requirement to apply this change in accounting procedure retroactively.

4.31 The Financial Position and Results of Operations Differentiated by Domestic and Overseas Business

The financial position and results of operations differentiated by domestic and overseas business were summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	June 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	786,333	29,928	816,261	(18,789)	797,472
Interbank and money market items - net (assets)	94,195	2,956	97,151	-	97,151
Investments – net	126,376	26,131	152,507	-	152,507
Loans	513,967	871	514,838	-	514,838
Deposits	677,578	76	677,654	-	677,654
Interbank and money market items (liabilities)	5,861	-	5,861	-	5,861
Borrowings	39,967	8,354	48,321	-	48,321
Contingencies	408,204	17,165	425,369	(17,006)	408,363

(Million Baht)

	Consolidated				
	December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	749,056	26,112	775,168	(14,386)	760,782
Interbank and money market items - net (assets)	89,581	5,259	94,840	-	94,840
Investments - net	144,963	19,901	164,864	-	164,864
Loans	505,259	944	506,203	-	506,203
Deposits	651,315	78	651,393	-	651,393
Interbank and money market items (liabilities)	5,693	-	5,693	-	5,693
Borrowings	39,967	8,589	48,556	-	48,556
Contingencies	395,106	20,674	415,780	(17,565)	398,215

(Million Baht)

	The Bank				
	June 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	785,370	29,928	815,298	(18,789)	796,509
Interbank and money market items-net (assets)	94,157	2,956	97,113	-	97,113
Investments - net	130,362	26,131	156,493	-	156,493
Loans	493,367	871	494,238	-	494,238
Deposits	678,068	76	678,144	-	678,144
Interbank and money market items (liabilities)	4,931	-	4,931	-	4,931
Borrowings	39,967	8,354	48,321	-	48,321
Contingencies	408,159	17,165	425,324	(17,006)	408,318

(Million Baht)

	The Bank				
	December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	748,976	26,112	775,088	(14,386)	760,702
Interbank and money market items-net (assets)	89,514	5,259	94,773	-	94,773
Investments - net	138,868	19,901	158,769	-	158,769
Loans	495,582	943	496,525	-	496,525
Deposits	651,922	78	652,000	-	652,000
Interbank and money market items (liabilities)	5,693	-	5,693	-	5,693
Borrowings	39,967	8,589	48,556	-	48,556
Contingencies	395,106	20,674	415,780	(17,565)	398,215

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended June 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,206	143	8,349	(74)	8,275
Interest expense	3,338	245	3,583	(74)	3,509
Net income (expense) from interest and dividend	4,868	(102)	4,766	-	4,766
Non-interest income	6,759	414	7,173	-	7,173
Non-interest expense	3,665	32	3,697	-	3,697
Income before income tax	7,962	280	8,242	-	8,242

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,583	191	8,774	(107)	8,667
Interest expense	4,216	289	4,505	(107)	4,398
Net income (expense) from interest and dividend	4,367	(98)	4,269	-	4,269
Non-interest income	2,610	157	2,767	(11)	2,756
Non-interest expense	5,110	19	5,129	(11)	5,118
Income before income tax	1,867	40	1,907	-	1,907

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended June 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,954	143	8,097	(74)	8,023
Interest expense	3,327	245	3,572	(74)	3,498
Net income (expense) from interest and dividend	4,627	(102)	4,525	-	4,525
Non-interest income	7,403	414	7,817	-	7,817
Non-interest expense	4,087	32	4,119	-	4,119
Income before income tax	7,943	280	8,223	-	8,223

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,149	191	8,340	(107)	8,233
Interest expense	4,217	289	4,506	(107)	4,399
Net income (expense) from interest and dividend	3,932	(98)	3,834	-	3,834
Non-interest income	2,519	157	2,676	(11)	2,665
Non-interest expense	4,606	19	4,625	(11)	4,614
Income before income tax	1,845	40	1,885	-	1,885

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended June 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	16,454	317	16,771	(171)	16,600
Interest expense	6,960	521	7,481	(171)	7,310
Net income (expense) from interest and dividend	9,494	(204)	9,290	-	9,290
Non-interest income	9,041	756	9,797	-	9,797
Non-interest expense	8,127	65	8,192	-	8,192
Income before income tax	10,408	487	10,895	-	10,895

(Million Baht)

	Consolidated				
	For the Six-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	17,676	454	18,130	(248)	17,882
Interest expense	8,587	673	9,260	(248)	9,012
Net income (expense) from interest and dividend	9,089	(219)	8,870	-	8,870
Non-interest income	4,688	333	5,021	(11)	5,010
Non-interest expense	10,046	11	10,057	(11)	10,046
Income before income tax	3,731	103	3,834	-	3,834

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended June 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,727	317	16,044	(171)	15,873
Interest expense	6,945	521	7,466	(171)	7,295
Net income (expense) from interest and dividend	8,782	(204)	8,578	-	8,578
Non-interest income	9,808	756	10,564	-	10,564
Non-interest expense	8,218	65	8,283	-	8,283
Income before income tax	10,372	487	10,859	-	10,859

(Million Baht)

	The Bank				
	For the Six-Month Periods Ended June 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	16,690	454	17,144	(248)	16,896
Interest expense	8,587	673	9,260	(248)	9,012
Net income (expense) from interest and dividend	8,103	(219)	7,884	-	7,884
Non-interest income	4,574	333	4,907	(11)	4,896
Non-interest expense	8,984	11	8,995	(11)	8,984
Income before income tax	3,693	103	3,796	-	3,796

4.32 Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans and is able to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPLs), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net-loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR, and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and libility structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR, and MRR) are as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Fixed interest rate	57,820	79,971	44,862	74,414
Floating interest rate	458,414	430,597	450,772	426,476
Total Loans (including financial institutions)	516,234	510,568	495,634	500,890

Followings are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent the six-month period ended June 30, 2003 and for the year ended December 31, 2002, are as follows:

(Million Baht)

	Consolidated					
	June 30, 2003			December 31, 2002		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	96,614	1,009	2.09	130,303	3,175	2.44
Securities purchased under resale agreements	34,200	261	1.53	11,050	403	3.65
Investments	161,181	2,371	2.94	148,011	6,430	4.34
Loans	510,521	12,958	5.08	491,345	25,900	5.27
Total	802,516	16,599	4.14	780,709	35,908	4.60
Interest-bearing Liabilities						
Deposits	664,524	4,620	1.39	657,962	11,812	1.80
Interbank and money market items	5,777	124	4.29	9,758	300	3.07
Securities sold under repurchase agreements	1,533	5	0.65	1,030	11	1.05
Borrowings	48,439	2,560	10.57	48,652	5,163	10.61
Total	720,273	7,309	2.03	717,402	17,286	2.41

(Million Baht)

	The Bank					
	June 30, 2003			December 31, 2002		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest - earning Financial Assets						
Interbank and money market items	96,562	1,007	2.09	130,014	3,172	2.44
Securities purchased under resale agreements	34,200	261	1.53	11,050	403	3.65
Investments	157,370	2,367	3.01	137,384	4,756	3.46
Loans	495,382	12,237	4.94	481,333	25,007	5.20
Total	783,514	15,872	4.05	759,781	33,338	4.39
Interest-bearing Liabilities						
Deposits	665,072	4,620	1.39	658,423	11,812	1.79
Interbank and money market items	5,312	109	4.10	9,762	300	3.07
Securities sold under repurchase agreements	1,533	5	0.65	1,030	11	1.05
Borrowings	48,439	2,560	10.57	48,652	5,163	10.61
Total	720,356	7,294	2.03	717,867	17,286	2.41

Financial assets and liabilities, classified by maturity of interest repricing, as of June 30, 2003 and December 31, 2002 are shown below:

(Million Baht)

Consolidated

June 30, 2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,051	-	9,051
Interbank and money market items	1,706	69,033	22,495	105	-	3,817	588	97,744
Securities purchased under resale agreements	-	50,000	-	-	-	-	-	50,000
Investments	5,105	19,314	15,449	70,152	26,086	8,915	9,152	154,173
Loans	283,066	52,375	489	133	-	1,275	177,500	514,838
Accrued Interest receivable	-	-	-	-	-	3,311	-	3,311
Customers' liability under acceptances	-	-	-	-	-	565	-	565
Accrued Income Receivable	-	-	-	-	-	1,959	-	1,959
Other assets	-	-	-	-	-	2,156	-	2,156
Total Financial Assets	289,877	190,722	38,433	70,390	26,086	31,049	187,240	833,797
Financial Liabilities								
Deposits	314,037	288,929	31,223	12,699	-	30,766	-	677,654
Interbank and money market items	1,124	2,900	3	-	-	1,834	-	5,861
Liabilities payable on demand	-	-	-	-	-	3,381	-	3,381
Borrowings	-	-	-	20,000	28,321	-	-	48,321
Bank's liability under acceptances	-	-	-	-	-	565	-	565
Accrued interest payable	-	-	-	-	-	2,889	-	2,889
Other liabilities	-	-	-	-	-	1,676	-	1,676
Total Financial Liabilities	315,161	291,829	31,226	32,699	28,321	41,111	-	740,347
On-balance sheet items	(25,284)	(101,107)	7,207	37,691	(2,235)	(10,062)	187,240	93,450
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	228,696	-	228,696
Cross currency swaps	-	-	-	619	-	-	-	619
Interest rate swaps	-	5,651	5,466	-	-	-	-	11,117
Total off-balance sheet items	-	5,651	5,466	619	-	228,696	-	240,432

(Million Baht)

Consolidated

December 31, 2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764	-	9,764
Interbank and money market items	3,758	54,608	31,135	130	-	4,850	1,003	95,484
Securities purchased under resale agreements	-	18,400	-	-	-	-	-	18,400
Investments	15,241	38,055	4,487	69,689	16,632	8,502	15,583	168,189
Loans	286,081	33,039	549	128	-	1,797	184,609	506,203
Accrued Interest receivable	-	-	-	-	-	3,410	-	3,410
Customers' liability under acceptances	-	-	-	-	-	597	-	597
Accrued Income Receivable	-	-	-	-	-	1,950	-	1,950
Other assets	-	-	-	-	-	138	-	138
Total Financial Assets	305,080	144,102	36,171	69,947	16,632	31,008	201,195	804,135
Financial Liabilities								
Deposits	282,026	304,025	26,171	12,739	-	26,432	-	651,393
Interbank and money market items	1,522	174	2,023	-	-	1,974	-	5,693
Liabilities payable on demand	-	-	-	-	-	3,423	-	3,423
Borrowings	-	-	-	20,000	28,556	-	-	48,556
Bank's liability under acceptances	-	-	-	-	-	597	-	597
Accrued interest payable	-	-	-	-	-	3,030	-	3,030
Other liabilities	-	-	-	-	-	884	-	884
Total Financial Liabilities	283,548	304,199	28,194	32,739	28,556	36,340	-	713,576
On-balance sheet items	21,532	(160,097)	7,977	37,208	(11,924)	(5,332)	201,195	90,559
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	220,727	-	220,727
Cross currency swaps	-	-	-	627	-	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	-	11,559
Total off-balance sheet items	-	8,648	-	3,538	-	220,727	-	232,913

(Million Baht)

The Bank

June 30, 2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,051	-	9,051
Interbank and money market items	1,654	69,033	22,495	105	-	3,831	588	97,706
Securities purchased under resale agreements	-	50,000	-	-	-	-	-	50,000
Investments	5,105	19,136	15,330	69,967	25,970	18,993	1,257	155,758
Loans	283,466	76,981	407	47	-	1,275	132,062	494,238
Accrued Interest receivable	-	-	-	-	-	1,660	-	1,660
Customers' liability under acceptances	-	-	-	-	-	565	-	565
Accrued Income Receivable	-	-	-	-	-	1,903	-	1,903
Other assets	-	-	-	-	-	1,995	-	1,995
Total Financial Assets	290,225	215,150	38,232	70,119	25,970	39,273	133,907	812,876
Financial Liabilities								
Deposits	314,218	288,929	31,223	12,699	-	31,075	-	678,144
Interbank and money market Items	954	2,140	3	-	-	1,834	-	4,931
Liabilities payable on demand	-	-	-	-	-	3,381	-	3,381
Borrowings	-	-	-	20,000	28,321	-	-	48,321
Bank's liability under acceptances	-	-	-	-	-	565	-	565
Accrued interest payable	-	-	-	-	-	2,889	-	2,889
Other liabilities	-	-	-	-	-	1,578	-	1,578
Total Financial Liabilities	315,172	291,069	31,226	32,699	28,321	41,322	-	739,809
On-balance sheet items	(24,947)	(75,919)	7,006	37,420	(2,351)	(2,049)	133,907	73,067
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	228,696	-	228,696
Cross currency swaps	-	-	-	619	-	-	-	619
Interest rate swaps	-	5,651	5,466	-	-	-	-	11,117
Total off-balance sheet items	-	5,651	5,466	619	-	228,696	-	240,432

(Million Baht)

The Bank

December 31, 2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764	-	9,764
Interbank and money market Items	3,686	54,608	31,135	130	-	4,855	1,003	95,417
Securities purchased under resale agreements	-	18,400	-	-	-	-	-	18,400
Investments	15,240	37,666	4,487	69,501	16,632	14,197	1,258	158,981
Loans	286,081	62,259	549	128	-	1,797	145,711	496,525
Accrued Interest receivable	-	-	-	-	-	1,934	-	1,934
Customers' liability under acceptances	-	-	-	-	-	597	-	597
Accrued Income Receivable	-	-	-	-	-	1,884	-	1,884
Other assets	-	-	-	-	-	120	-	120
Total Financial Assets	305,007	172,933	36,171	69,759	16,632	35,148	147,972	783,622
Financial Liabilities								
Deposits	282,154	304,025	26,171	12,739	-	26,911	-	652,000
Interbank and money market Items	1,522	174	2,023	-	-	1,974	-	5,693
Liabilities payable on demand	-	-	-	-	-	3,423	-	3,423
Borrowings	-	-	-	20,000	28,556	-	-	48,556
Bank's liability under acceptances	-	-	-	-	-	597	-	597
Accrued interest payable	-	-	-	-	-	3,030	-	3,030
Other liabilities	-	-	-	-	-	621	-	621
Total Financial Liabilities	283,676	304,199	28,194	32,739	28,556	36,556	-	713,920
On-balance sheet items	21,331	(131,266)	7,977	37,020	(11,924)	(1,408)	147,972	69,702
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	220,727	-	220,727
Cross currency swaps	-	-	-	627	-	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	-	11,559
Total off-balance sheet items	-	8,648	-	3,538	-	220,727	-	232,913

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidaries' foreign currency position, as of June 30, 2003 and December 31, 2002 were as follows:

(Million Baht)

	Consolidated					
	June 30, 2003					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	52	6	3	39	16	116
Interbank and money market items - net	93,270	3	29	58	44	93,404
Investments - net	38,830	316	-	-	-	39,146
Loans and accrued interest receivables - net	16,284	542	70	1,058	369	18,323
Accrued income receivables	726	2	-	-	-	728
Other assets	60	-	1	-	6	67
Total assets	149,222	869	103	1,155	435	151,784
Liabilities						
Deposits	2,197	257	52	163	66	2,735
Interbank and money market items	260	73	1	14	13	361
Borrowing	8,354	-	-	-	-	8,354
Accrued interest payables	251	-	-	-	-	251
Other liabilities	300	7	5	10	48	370
Total liabilities	11,362	337	58	187	127	12,071
Foreign currency position of on-balance items-net	137,860	532	45	968	308	139,713
Off-balance sheet items-net (Forward exchange contracts and cross-currency swaps)	(135,369)	(526)	(51)	(893)	(513)	(137,352)

(Million Baht)

Consolidated

December 31, 2002

	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	80	14	8	91	36	229
Interbank and money market items - net	87,654	-	2	41	58	87,755
Investments - net	32,773	324	-	-	-	33,097
Loans and accrued interest receivables - net	17,695	677	174	711	368	19,625
Accrued income receivables	477	3	-	-	-	480
Other assets	62	3	-	-	5	70
Total assets	138,741	1,021	184	843	467	141,256
Liabilities						
Deposits	1,855	224	34	111	28	2,252
Interbank and money market items	116	78	8	38	203	443
Borrowing	8,589	-	-	-	-	8,589
Accrued interest payables	258	-	-	-	-	258
Other liabilities	260	10	2	5	41	318
Total liabilities	11,078	312	44	154	272	11,860
Foreign currency position of on-balance items-net	127,663	709	140	689	195	129,396
Off-balance sheet items-net (Forward exchange contracts and cross-currency swaps)	(121,326)	(1,021)	(157)	(726)	(597)	(123,827)

(Million Baht)

The Bank

June 30, 2003

	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	52	6	3	39	16	116
Interbank and money market items - net	93,270	3	29	58	44	93,404
Investments - net	38,830	316	-	-	-	39,146
Loans and accrued interest receivables - net	16,284	542	70	1,058	369	18,323
Accrued income receivables	726	2	-	-	-	728
Other assets	60	-	1	-	6	67
Total assets	149,222	869	103	1,155	435	151,784
Liabilities						
Deposits	2,197	257	52	163	66	2,735
Interbank and money market items	260	73	1	14	13	361
Borrowing	8,354	-	-	-	-	8,354
Accrued interest payables	251	-	-	-	-	251
Other liabilities	300	7	3	10	48	368
Total liabilities	11,362	337	56	187	127	12,069
Foreign currency position of on-balance items-net	137,860	532	47	968	308	139,715
Off-balance sheet items-net (Forward exchange contracts and cross-currency swaps)	(135,369)	(526)	(51)	(893)	(513)	(137,352)

(Million Baht)

The Bank

December 31, 2002

	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	80	14	8	91	36	229
Interbank and money market items - net	87,654	-	2	41	58	87,755
Investments - net	32,773	324	-	-	-	33,097
Loans and accrued interest receivables - net	17,695	677	174	711	368	19,625
Accrued income receivables	477	3	-	-	-	480
Other assets	62	3	-	-	5	70
Total assets	138,741	1,021	184	843	467	141,256
Liabilities						
Deposits	1,855	224	34	111	28	2,252
Interbank and money market items	116	78	8	38	203	443
Borrowing	8,589	-	-	-	-	8,589
Accrued interest payables	258	-	-	-	-	258
Other liabilities	260	10	-	5	41	316
Total liabilities	11,078	312	42	154	272	11,858
Foreign currency position of on-balance items-net	127,663	709	142	689	195	129,398
Off-balance sheet items-net (Forward exchange contracts and cross-currency swaps)	(121,326)	(1,021)	(157)	(726)	(597)	(123,827)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investment, but to divest any equity position that is not directly related to the main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve and other applicable regulations. The Treasury Department is accountable for managing liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. Management of liquidity risk is supervised by the Asset and Liabilities Management Sub-committee.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of June 30, 2003 and December 31, 2002, were as follows:

(Million Baht)

Consolidated

June 30, 2003

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,051	9,051
Interbank and money market items	6,110	69,033	22,495	105	-	1	97,744
Securities purchased under resale agreements	-	50,000	-	-	-	-	50,000
Investments	9,058	19,959	15,639	74,104	27,661	7,752	154,173
Loans	201,560	128,422	8,520	71,307	105,029	-	514,838
Accrued interest receivables	-	3,311	-	-	-	-	3,311
Customers' liability under acceptance	-	565	-	-	-	-	565
Accrued income receivables	-	1,959	-	-	-	-	1,959
Other assets	-	-	-	-	-	2,156	2,156
Total Financial Assets	216,728	273,249	46,654	145,516	132,690	18,960	833,797

(Million Baht)

	Consolidated						
	June 30, 2003						
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	No Maturity	Total
Financial Liabilities							
Deposits	344,804	288,929	31,222	12,699	-	-	677,654
Interbank and money market items	2,958	2,900	3	-	-	-	5,861
Liability payable on demand	3,381	-	-	-	-	-	3,381
Borrowings	-	-	-	20,000	8,354	19,967	48,321
Bank's liability under accpetances	-	565	-	-	-	-	565
Accrued interest payables	71	2,439	183	196	-	-	2,889
Other liabilities	-	-	-	-	-	1,676	1,676
Total Financial Liabilities	351,214	294,833	31,408	32,895	8,354	21,643	740,347
Liquidity-net	(134,486)	(21,584)	15,246	112,621	124,336	(2,683)	93,450
Off-balance sheet items							
Avals on bills	-	366	-	-	-	-	366
Letter of indemnity borrowings	430	69	88	700	278	4,624	6,189
Other guarantees	3,336	6,792	4,225	2,073	7	12,911	29,344
Letter of credit	-	10,220	-	-	-	-	10,220
Forward exchange contracts	-	196,218	32,326	152	-	-	228,696
Cross-currency swaps	-	-	-	619	-	-	619
Interest rate swaps	-	-	2,649	7,448	1,020	-	11,117
Total off-balance sheet items	3,766	213,665	39,288	10,992	1,305	17,535	286,551

(Million Baht)

Consolidated

December 31, 2002

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,764	9,764
Interbank and money market items	8,280	55,450	31,134	251	198	171	95,484
Securities purchased under resale agreements	-	18,400	-	-	-	-	18,400
Investments	10,085	40,798	5,537	72,833	31,030	7,906	168,189
Loans	211,370	120,456	5,477	74,385	94,515	-	506,203
Accrued interest receivables	-	3,410	-	-	-	-	3,410
Customers' liability under acceptances	-	597	-	-	-	-	597
Accrued income receivables	-	1,950	-	-	-	-	1,950
Other assets	-	-	-	-	-	138	138
Total Financial Assets	229,735	241,061	42,148	147,469	125,743	17,979	804,135
Financial Liabilities							
Deposits	308,458	304,025	26,171	12,739	-	-	651,393
Interbank and money market items	3,496	174	2,023	-	-	-	5,693
Liability payable on demand	3,423	-	-	-	-	-	3,423
Borrowings	-	-	-	20,000	8,589	19,967	48,556
Bank's liability under acceptances	-	597	-	-	-	-	597
Accrued interest payables	-	2,641	197	192	-	-	3,030
Other liabilities	-	-	-	-	-	884	884
Total Financial Liabilities	315,377	307,437	28,391	32,931	8,589	20,851	713,576
Liquidity-net	(85,642)	(66,376)	13,757	114,538	117,154	(2,872)	90,559
Off-balance sheet items							
Avals on bills	-	261	-	-	-	-	261
Letter of indemnity borrowings	433	57	56	723	287	4,774	6,330
Other guarantees	3,187	5,559	5,576	2,194	6	12,139	28,661
Letter of credit	-	8,876	-	-	-	-	8,876
Forward exchange contracts	-	209,069	11,442	216	-	-	220,727
Cross-currency swaps	-	-	-	627	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	11,559
Total off-balance sheet items	3,620	232,470	17,074	6,671	293	16,913	277,041

(Million Baht)

The Bank

June 30, 2003

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,051	9,051
Interbank and money market items	6,072	69,033	22,495	105	-	1	97,706
Securities purchased under resale agreements	-	50,000	-	-	-	-	50,000
Investments	1,170	19,780	15,521	73,919	27,545	17,823	155,758
Loans	179,221	152,185	8,132	68,909	85,791	-	494,238
Accrued interest receivables	-	1,660	-	-	-	-	1,660
Customers' liability under acceptances	-	565	-	-	-	-	565
Accrued income receivables	-	1,903	-	-	-	-	1,903
Other assets	-	-	-	-	-	1,995	1,995
Total Financial Assets	186,463	295,126	46,148	142,933	113,336	28,870	812,876
Financial Liabilities							
Deposits	345,294	288,929	31,222	12,699	-	-	678,144
Interbank and money market items	2,788	2,140	3	-	-	-	4,931
Liability payable on demand	3,381	-	-	-	-	-	3,381
Borrowings	-	-	-	20,000	8,354	19,967	48,321
Bank's liability under acceptances	-	565	-	-	-	-	565
Accrued interest payables	71	2,439	183	196	-	-	2,889
Other liabilities	-	-	-	-	-	1,578	1,578
Total Financial Liabilities	351,534	294,073	31,408	32,895	8,354	21,545	739,809
Liquidity-net	(165,071)	1,053	14,740	110,038	104,982	7,325	73,067
Off-balance sheet items							
Avals on bills	-	366	-	-	-	-	366
Letter of indemnity borrowings	430	69	88	700	278	4,624	6,189
Other guarantees	3,336	6,747	4,225	2,073	7	12,911	29,299
Letter of credit	-	10,220	-	-	-	-	10,220
Forward exchange contracts	-	196,218	32,326	152	-	-	228,696
Cross-currency swaps	-	-	-	619	-	-	619
Interest rate swaps	-	-	2,649	7,448	1,020	-	11,117
Total off-balance sheet items	3,766	213,620	39,288	10,992	1,305	17,535	286,506

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Year	No Maturity	Total
			The Bank December 31, 2002				
Financial Assets							
Cash	-	-	-	-	-	9,764	9,764
Interbank and money market items	8,213	55,450	31,134	251	198	171	95,417
Securities purchased under resale agreements	-	18,400	-	-	-	-	18,400
Investments	722	39,800	5,429	71,636	27,793	13,601	158,981
Loans	187,504	148,680	5,268	72,409	82,664	-	496,525
Accrued interest receivables	-	1,934	-	-	-	-	1,934
Customers' liability under acceptances	-	597	-	-	-	-	597
Accrued income receivables	-	1,884	-	-	-	-	1,884
Other assets	-	-	-	-	-	120	120
Total Financial Assets	196,439	266,745	41,831	144,296	110,655	23,656	783,622
Financial Liabilities							
Deposits	309,065	304,025	26,171	12,739	-	-	652,000
Interbank and money market items	3,496	174	2,023	-	-	-	5,693
Liability payable on demand	3,423	-	-	-	-	-	3,423
Borrowings	-	-	-	20,000	8,589	19,967	48,556
Bank's liability under acceptances	-	597	-	-	-	-	597
Accrued interest payables	-	2,641	197	192	-	-	3,030
Other liabilities	-	-	-	-	-	621	621
Total Financial Liabilities	315,984	307,437	28,391	32,931	8,589	20,588	713,920
Liquidity-net	(119,545)	(40,692)	13,440	111,365	102,066	3,068	69,702
Off-balance sheet items							
Avals on bills	-	261	-	-	-	-	261
Letter of indemnity borrowings	433	57	56	723	287	4,774	6,330
Other guarantees	3,187	5,559	5,576	2,194	6	12,139	28,661
Letter of credit	-	8,876	-	-	-	-	8,876
Forward exchange contracts	-	209,069	11,442	216	-	-	220,727
Cross-currency swaps	-	-	-	627	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	11,559
Total off-balance sheet items	3,620	232,470	17,074	6,671	293	16,913	277,041

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of June 30, 2003 and December 31, 2002.

(Million Baht)

	Consolidated			
	June 30, 2003		December 31, 2002	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	9,051	9,051	9,764	9,764
Interbank and money market items - net	97,151	97,151	94,840	94,840
Securities purchased under resale agreements	50,000	50,000	18,400	18,400
Investments - net	152,507	154,000	164,863	166,095
Loans and accrued interest receivables - net	443,407	443,407	429,108	429,108
Customers' liability under acceptances	565	565	597	597
Accrued income receivable	1,959	1,959	1,950	1,950
Other assets	2,156	2,156	138	138
Total Financial Assets	756,796	758,289	719,660	720,892
Financial Liabilities				
Deposits	677,654	677,654	651,393	651,393
Interbank and money market items	5,861	5,861	5,693	5,693
Liabilities payable on demand	3,381	3,381	3,423	3,423
Borrowings	48,321	50,707	48,556	49,791
Bank's liability under acceptances	565	565	597	597
Accrued interest payable	2,889	2,889	3,030	3,030
Other liabilities	1,676	1,676	884	884
Total Financial Liabilities	740,347	742,733	713,576	714,811
Off-balance sheet items				
Forward exchange contracts	228,696	1,288	220,727	(1,114)
Cross-currency swaps	619	(14)	627	(30)
Interest rate swaps	11,117	94	11,559	38
Total off-balance sheet items	240,432	1,368	232,913	(1,106)

(Million Baht)

	The Bank			
	June 30, 2003		December 31, 2002	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	9,051	9,051	9,764	9,764
Interbank and money market items - net	97,113	97,113	94,773	94,773
Securities purchased under resale agreements	50,000	50,000	18,400	18,400
Investments - net	156,493	157,978	158,768	159,994
Loans and accrued interest receivables - net	443,409	443,409	440,092	440,092
Customers' liability under acceptances	565	565	597	597
Accrued income receivable	1,903	1,903	1,884	1,884
Other assets	1,995	1,995	120	120
Total Financial Assets	760,529	762,014	724,398	725,624
Financial Liabilities				
Deposits	678,144	678,144	652,000	652,000
Interbank and money market items	4,931	4,931	5,693	5,693
Liabilities payable on demand	3,381	3,381	3,423	3,423
Borrowings	48,321	50,707	48,556	49,791
Bank's liability under acceptances	565	565	597	597
Accrued interest payable	2,889	2,889	3,030	3,030
Other liabilities	1,578	1,578	621	621
Total Financial Liabilities	739,809	742,195	713,920	715,155
Off-balance sheet items				
Forward exchange contracts	228,696	1,288	220,727	(1,114)
Cross-currency swaps	619	(14)	627	(30)
Interest rate swaps	11,117	94	11,559	38
Total off-balance sheet items	240,432	1,368	232,913	(1,106)

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments are stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits are usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield of borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken this purpose include Forward Exchange Contracts, Cross-Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transaction by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives under this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

   Derivatives undertaken this purpose include Forward Exchange Contracts, Cross-Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

4.33 Subsequent Event

On July 11, 2003, the Bank registered the change of its paid-up share capital as a result from the increase in paid-up capital of 970,700 shares at Baht 10 par value, totaling Baht 9,707,000, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees(except for directors). The Bank has total paid-up share capital of Baht 23,540,654,170, which consists of 2,353,518,072 ordinary shares and 547,345 class A preferred shares.

4.34 Reclassification of Accounts

Certain accounts in the financial statements for the three-month and the six-month periods ended June 30, 2002 have been reclassified to conform with the presentation in the financial statements for the three-month and the six-month periods ended June 30, 2003.